Exhibit 99.2

NORTH AMERICAN ENERGY PARTNERS INC.

Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(Expressed in thousands of Canadian Dollars)

KPMG LLP Chartered Accountants 10125 – 102 Street Edmonton AB T5J 3V8 Canada	Telephone Fax Internet	(780) 429-7300 (780) 429-7379 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

of North American Energy Partners Inc.

We have audited the accompanying consolidated balance sheets of North American Energy Partners Inc. (the “Company”) as of March 31, 2010 and 2009 and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2010 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 bb) iii) to the consolidated financial statements, the Company adopted new accounting pronouncements related to business combinations in 2010.

U.S. generally accepted accounting principles vary in certain significant respects from Canadian generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 9, 2010 expressed our opinion that the Company did not maintain effective internal control over financial reporting as of March 31, 2010.

Chartered Accountants

Edmonton, Canada

June 9, 2010

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

KPMG Canada provides services to KPMG LLP.

2  Report of Independent Registered Public Accounting Firm  North American Energy Partners Inc.

KPMG LLP Chartered Accountants 10125 – 102 Street Edmonton AB T5J 3V8 Canada	Telephone Fax Internet	(780) 429-7300 (780) 429-7379 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

of North American Energy Partners Inc.

We have audited North American Energy Partners Inc. (the “Company”)’s internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting in the accompanying Management’s Discussion and Analysis for the year ended March 31, 2010. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s financial statements will not be prevented or detected on a timely basis. A material weakness in revenue recognition has been identified and included in management’s assessment. We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the 2010 consolidated financial statements of the Company. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2010 consolidated financial statements, and this report does not affect our report dated June 9, 2010, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Chartered Accountants

Edmonton, Canada

June 9, 2010

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

KPMG Canada provides services to KPMG LLP.

North American Energy Partners Inc.  Report of Independent Registered Public Accounting Firm  3

Consolidated Balance Sheets

As at March 31 (Expressed in thousands of Canadian Dollars)

	2010	2009
Assets
Current assets:
Cash and cash equivalents	$103,005	$98,880
Accounts receivable, net (note 6)	111,884	78,323
Unbilled revenue (note 7)	84,702	55,907
Inventories (note 8)	5,659	11,814
Prepaid expenses and deposits (note 9)	6,881	4,781
Deferred tax assets (note 20)	3,481	7,033

	315,612	256,738
Prepaid expenses and deposits (note 9)	4,005	3,504
Assets held for sale (note 10)	838	2,760
Property, plant and equipment, net (note 11)	328,743	316,115
Intangible assets (note 12)	7,669	5,944
Deferred financing costs (note 13)	6,725	7,910
Investment in and advances to unconsolidated joint ventures (note 14)	2,917	–
Goodwill (note 4)	25,111	23,872
Deferred tax assets (note 20)	10,997	12,432

Total assets	$702,617	$629,275

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$66,876	$56,204
Accrued liabilities (note 16)	47,191	45,001
Billings in excess of costs incurred and estimated earnings on uncompleted contracts (note 7)	1,614	2,155
Current portion of capital lease obligations (note 17)	5,053	5,409
Current portion of derivative financial instruments (note 24(a))	22,054	11,439
Current portion of long term debt (note 18(a))	6,072	–
Deferred tax liabilities (note 20)	16,781	7,749

	165,641	127,957
Deferred lease inducements (note 15)	761	836
Long term accrued liabilities (note 16)	14,943	7,134
Capital lease obligations (note 17)	8,340	12,075
Long term debt (note 18(a))	22,374	–
Senior notes (note 18(b))	203,120	255,756
Director deferred stock unit liability (note 30(d))	2,548	546
Restricted share unit liability (note 30(c))	1,030	–
Derivative financial instruments (note 24(a))	75,001	43,048
Asset retirement obligation (note 19)	360	386
Deferred tax liabilities (note 20)	27,441	30,745

	521,559	478,483

Shareholders’ equity:
Common shares (authorized – unlimited number of voting and non-voting common shares; issued and outstanding – March 31, 2010 – 36,049,276 voting common shares (March 31, 2009 – 36,038,476 voting common shares) (note 21(a))	303,505	303,431
Additional paid-in capital (note 21(b))	7,439	5,466
Deficit	(129,886)	(158,105)

	181,058	150,792

Total liabilities and shareholders’ equity	$702,617	$629,275

Commitments (note 28)
Contingencies (note 31)
Subsequent event (note 33)
United States and Canadian accounting policy differences (note 34)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board

/s/ Ronald A. Mclntosh	/s/ Allen R. Sello
Ronald A. Mclntosh, Director	Allen R. Sello, Director

4  Financial Statements  North American Energy Partners Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the years ended March 31 (Expressed in thousands of Canadian Dollars, except per share amounts)

	2010	2009	2008
Revenue	$758,965	$972,536	$989,696
Project costs	301,307	505,026	592,458
Equipment costs	209,408	217,120	176,190
Equipment operating lease expense	66,329	43,583	22,319
Depreciation	42,636	36,389	35,720

Gross profit	139,285	170,418	163,009
General and administrative costs	62,530	74,460	69,806
Loss on disposal of property, plant and equipment	1,233	5,325	179
Loss on disposal of assets held for sale	373	24	493
Amortization of intangible assets (note 12)	1,719	1,501	804
Equity in earnings of unconsolidated joint venture (note 14)	(44)	–	–
Impairment of goodwill (note 4)	–	176,200	–

Operating income (loss) before the undernoted	73,474	(87,092)	91,727
Interest expense, net (note 22)	26,080	29,612	29,080
Foreign exchange (gain) loss	(48,901)	47,272	(25,660)
Realized and unrealized loss (gain) on derivative financial instruments (note 24(a))	54,411	(37,250)	30,075
Other income (note 24(c)(i))	(14)	(5,955)	(418)

Income (loss) before income taxes	41,898	(120,771)	58,650
Income taxes (note 20):
Current income taxes	3,803	5,546	80
Deferred income taxes	9,876	9,087	17,036

Net income (loss) and comprehensive income (loss) for the year	28,219	(135,404)	41,534

Net income (loss) per share – basic (note 21(c))	$0.78	$(3.76)	$1.16

Net income (loss) per share – diluted (note 21(c))	$0.77	$(3.76)	$1.13

See accompanying notes to consolidated financial statements.

North American Energy Partners Inc.  Financial Statements  5

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian Dollars)

	Common shares	Common non-voting shares	Additional paid-in capital	Deficit	Total
Balance at March 31, 2007	$297,594	$2,062	$3,606	$(64,235)	$239,027
Net income	–	–	–	41,534	41,534
Conversion to common voting shares	2,062	(2,062)	–	–	–
Stock-based compensation	–	–	1,937	–	1,937
Reclassification on exercise of stock options	611	–	(611)	–	–
Cash settlement of stock options	–	–	(581)	–	(581)
Issued upon exercise of stock options	1,627	–	–	–	1,627

Balance at March 31, 2008	$301,894	$–	$4,351	$(22,701)	$283,544
Net loss	–	–	–	(135,404)	(135,404)
Stock-based compensation	–	–	1,888	–	1,888
Deferred performance share unit plan	–	–	61	–	61
Reclassification on exercise of stock options	834	–	(834)	–	–
Issued upon exercise of stock options	703	–	–	–	703

Balance at March 31, 2009	$303,431	$–	$5,466	$(158,105)	$150,792
Net income	–	–	–	28,219	28,219
Stock-based compensation	–	–	2,135	–	2,135
Deferred performance share unit plan	–	–	123	–	123
Reclassified to restricted share unit liability	–	–	(20)	–	(20)
Reclassification on exercise of stock options	21	–	(21)	–	–
Cash settlement of stock options	–	–	(244)	–	(244)
Issued upon exercise of stock options	53	–	–	–	53

Balance at March 31, 2010	$303,505	$–	$7,439	$(129,886)	$181,058

See accompanying notes to consolidated financial statements.

6  Financial Statements  North American Energy Partners Inc.

Consolidated Statements of Cash Flows

For the years ended March 31 (Expressed in thousands of Canadian Dollars)

Cash provided by (used in):	2010	2009	2008
Operating activities:
Net income (loss) for the year	$28,219	$(135,404)	$41,534
Items not affecting cash:
Depreciation	42,636	36,389	35,720
Equity in earnings of unconsolidated joint venture (note 14)	(44)	–	–
Amortization of intangible assets	1,719	1,501	804
Impairment of goodwill (note 4)	–	176,200	–
Amortization of deferred lease inducements	(107)	(105)	(104)
Amortization of deferred financing costs (note 22)	3,348	2,970	2,899
Loss on disposal of property, plant and equipment	1,233	5,325	179
Loss on disposal of assets held for sale	373	24	493
Unrealized foreign exchange (gain) loss on senior notes	(48,920)	46,466	(25,006)
Unrealized loss (gain) on derivative financial instruments measured at fair value	38,852	(39,921)	27,406
Stock-based compensation expense (note 30)	5,270	2,305	2,127
Accretion of asset retirement obligation (note 19)	5	155	–
Deferred income taxes	9,876	9,087	17,036
Net changes in non-cash working capital (note 25(b))	(39,591)	46,193	(8,291)

	42,869	151,185	94,797

Investing activities:
Acquisition, net of cash acquired (note 5(a))	(5,410)	–	(1,581)
Purchase of property, plant and equipment	(51,989)	(84,437)	(52,805)
Addition to intangible assets	(3,362)	(3,102)	(2,274)
Additions to assets held for sale	(1,739)	(2,035)	(3,499)
Investment in and advances to unconsolidated joint venture (note 14)	(2,873)	–	–
Proceeds on disposal of property, plant and equipment	1,440	11,164	6,862
Proceeds of disposal of assets held for sale	2,482	325	10,200
Net changes in non-cash working capital (note 25(b))	1,840	(630)	(2,835)

	(59,611)	(78,715)	(45,932)

Financing activities:
Repayment of long term debt	(6,906)	–	(20,500)
Increase in long term debt (note 18(a))	34,700	–	–
Cash settlement of stock options (note 21(b))	(244)	–	(581)
Proceeds from stock options exercised (note 21(a))	53	703	1,627
Financing costs (note 13)	(1,123)	–	(776)
Repayment of capital lease obligations	(5,613)	(6,156)	(3,762)

	20,867	(5,453)	(23,992)

Increase in cash and cash equivalents	4,125	67,017	24,873
Cash and cash equivalents, beginning of year	98,880	31,863	6,990

Cash and cash equivalents, end of year	$103,005	$98,880	$31,863

Supplemental cash flow information (note 25(a))

See accompanying notes to consolidated financial statements.

North American Energy Partners Inc.  Financial Statements  7

Notes to Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

1. Nature of operations

North American Energy Partners Inc. (the “Company”), formerly NACG Holdings Inc. (“NACG”), was incorporated under the Canada Business Corporations Act on October 17, 2003. On November 26, 2003, the Company purchased all the issued and outstanding shares of North American Construction Group Inc. (“NACGI”), including subsidiaries of NACGI, from Norama Ltd. which had been operating continuously in Western Canada since 1953. The Company had no operations prior to November 26, 2003. The Company undertakes several types of projects including heavy construction, industrial and commercial site development and pipeline and piling installations in Canada.

2. Change in generally accepted accounting principles

As a Canadian-based company, the Company historically prepared its consolidated financial statements in conformity with accounting principles generally accepted in Canada (Canadian GAAP) and also provided reconciliation to United States generally accepted accounting principles (U.S. GAAP).

The Accounting Standards Board of the Canadian Institute of Chartered Accountants previously announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for years beginning on or after January 1, 2011. However, National Instrument 52-107 allows Securities and Exchange Commission (“SEC”) registrants, such as the Company, to file financial statements with Canadian securities regulators that are prepared in accordance with U.S. GAAP. It is proposed that SEC registrants would be permitted to continue to report under U.S. GAAP beyond 2011. As such, the Company has decided to adopt U.S. GAAP instead of IFRS as its primary basis of financial reporting commencing in fiscal 2010.

The decision to adopt U.S. GAAP was also made to enhance communication with shareholders and improve the comparability of financial information reported with competitors and peer group. All comparative financial information contained herein has been revised to reflect the Company’s results as if they had been historically reported in accordance with U.S. GAAP.

3. Significant accounting policies

a) Basis of presentation

These consolidated financial statements are prepared in accordance with U.S. GAAP. Material inter-company transactions and balances are eliminated on consolidation. Material items that give rise to measurement differences to the consolidated financial statements under Canadian GAAP are outlined in note 34.

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, North American Construction Group Inc. (“NACGI”) and North American Fleet Company Ltd. (“NAFCL”), and the following 100% owned subsidiaries of NACGI:

• North American Caisson Ltd.

• North American Construction Ltd.

• North American Engineering Inc.

• North American Enterprises Ltd.

• North American Industries Inc.

• North American Maintenance Ltd.

• North American Mining Inc.

• North American Pipeline Inc.

• North American Road Inc.

• North American Services Inc.

• North American Site Development Ltd.

• North American Site Services Inc.

• North American Pile Driving Inc.

• DF Investments Limited

• Drillco Foundation Co. Ltd.

b) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosures reported in these consolidated financial statements and accompanying notes.

Significant estimates made by management include the assessment of the percentage of completion on time-and-materials, unit-price or lump-sum contracts (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts, assumptions used to value free standing derivatives and other financial instruments, assumptions used in periodic impairment testing, and estimates and assumptions used in the determination of the allowance for doubtful accounts, the recoverability of deferred tax assets and the useful lives of property, plant and equipment. Actual results could differ materially from those estimates.

8  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

The accuracy of the Company’s revenue and profit recognition in a given period is dependent, in part, on the accuracy of its estimates of the cost to complete each time-and-materials, unit-price, or lump-sum project. The Company’s cost estimates use a detailed “bottom up” approach, using inputs such as labour and equipment hours, detailed drawings and material lists. These estimates are reviewed and updated monthly. The Company believes its experience allows it to produce materially reliable estimates. However, the Company’s projects can be highly complex. Profit margin estimates for a project may either increase or decrease from the amount that was originally estimated at the time of the related bid. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting the Company’s profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.

c) Revenue recognition

The Company performs its projects under the following types of contracts: time-and-materials; cost-plus; unit-price; and lump-sum. Revenue is recognized as costs are incurred for time-and-materials and cost-plus service contracts with no clearly defined scope. Revenue on cost-plus, unit-price, lump-sum and time-and-materials contracts with defined scope are recognized using the percentage-of-completion method, measured by the ratio of costs incurred to date to estimated total costs. The estimated total cost of the contract and percent complete is determined based upon estimates made by management. The costs of items that do not relate to performance of contracted work, particularly in the early stages of the contract, are excluded from costs incurred to date. The resulting percent complete methodology is applied to the approved contract value to determine the revenue recognized. Customer payment milestones typically occur on a periodic basis over the period of contract completion.

The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Contract project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour, supplies, and tools. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in project performance, project conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Profit incentives are included in revenue when their realization is reasonably assured.

Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedule. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, however, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will then consider it as a claim.

Costs related to unapproved change orders and claims are recognized when they are incurred. Revenues related to unapproved change orders and claims are included in total estimated contract revenue when they are approved.

Revenues related to unapproved change orders and claims are included in total estimated contract revenue only to the extent that contract costs related to the claim have been incurred and when it is probable that the unapproved change order or claim will result in:

•	a bona fide addition to contract value; and
•	revenues can be reliably estimated.

These two conditions are satisfied when:

•

the contract or other evidence provides a legal basis for the unapproved change order or claim or a legal opinion is obtained providing a reasonable basis to support the unapproved change order or claim;

•	additional costs incurred were caused by unforeseen circumstances and are not the result of deficiencies in the Company’s performance;
•	costs associated with the unapproved change order or claim are identifiable and reasonable in view of work performed; and
•	evidence supporting the unapproved change order or claim is objective and verifiable.

This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods. Historical claim recoveries should not be considered indicative of future claim recoveries.

The Company’s long term contracts typically allow its customers to unilaterally reduce or eliminate the scope of the work as contracted without cause. These long term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.

A contract is regarded as substantially completed when remaining costs and potential risks are insignificant in amount.

Revenue recognition from equipment rentals occurs when there is a written arrangement in the form of a contract or purchase order with the customer, a fixed or determinable sales price is established with the customer, performance

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  9

requirements are achieved, and ultimate collection of the revenue is reasonably assured. Equipment rental revenue is recognized as performance requirements are achieved in accordance with the terms of the relevant agreement with the customer, either at a monthly fixed rate or on a usage basis dependent on the number of hours that the equipment is used.

d) Balance sheet classifications

Included in current assets and liabilities are amounts receivable and payable under construction contracts (principally holdbacks) that may extend beyond one year. A one-year time period is used as the basis for classifying all other current assets and liabilities.

e) Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances net of outstanding cheques and short-term investments with maturities of three months or less when purchased.

f) Accounts receivable and unbilled revenue

Accounts receivable in the accompanying Consolidated Balance Sheets are primarily comprised of amounts billed to clients for services already provided, but which have not yet been collected. Unbilled revenue represents revenue recognized in advance of amounts invoiced.

g) Billings in excess of costs incurred and estimated earnings on uncompleted contracts

Billings in excess of costs incurred and estimated earnings on uncompleted contracts represent amounts invoiced in excess of revenue recognized.

h) Allowance for doubtful accounts

The Company evaluates the probability of collection of accounts receivable and records an allowance for doubtful accounts, which reduces accounts receivable to the amount management reasonably believes will be collected. In determining the amount of the allowance, the following factors are considered: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition, and historical experience.

i) Inventories

Inventories are carried at the lower of weighted average cost and market, and consist primarily of spare parts and tires.

j) Property, plant and equipment

Property, plant and equipment are recorded at cost. Major components of heavy construction equipment in use such as engines and transmissions are recorded separately. Equipment under capital lease is recorded at the present value of minimum lease payments at the inception of the lease. Depreciation is not recorded until an asset is available for use. Depreciation for each category is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and annual rates:

Assets	Basis	Rate
Heavy equipment	Straight-line	Operating hours
Major component parts in use	Straight-line	Operating hours
Other equipment	Straight-line	5 – 10 years
Licensed motor vehicles	Declining balance	30%
Office and computer equipment	Straight-line	4 years
Buildings	Straight-line	10 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term
Assets under capital lease	Declining balance	Over life of lease

The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.

k) Capitalized interest

The Company capitalizes interest incurred on debt during the construction of assets for the Company’s own use. The capitalization period covers the duration of the activities required to get the asset ready for its intended use, provided that expenditures for the asset have been made and interest cost incurred. Interest capitalization continues as long as those activities and the incurrence of interest cost continue. The capitalized interest is amortized at the same rate as the respective asset.

l) Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that it may be impaired. Goodwill is assigned, as of the date of the business combination, to reporting units that are expected to benefit from the business combination. The impairment test is carried out in two steps. In the first step, the carrying amount of the

10  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

reporting unit, including goodwill, is compared to its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

The Company performs its annual goodwill assessment on October 1 of each year and when a triggering event occurs between annual impairment tests.

m) Intangible assets

Intangible assets include:

•	customer contracts in process and related relationships, which are being amortized over the remaining lives of the related contracts and relationships;
•	trade names, which are being amortized on a straight-line basis over their estimated useful lives of five and ten years;
•	non-competition agreements, which are being amortized on a straight-line basis between the three and five-year terms of the respective agreements; and
•	capitalized computer software and development costs.

The Company expenses or capitalizes costs associated with the development of internal-use software as follows:

Preliminary project stage: Both internal and external costs incurred during this stage are expensed as incurred.

Application development stage: Both internal and external costs incurred to purchase and develop computer software are capitalized after the preliminary project stage is completed and management authorizes the computer software project. However, training costs and the process of data conversion from the old system to the new system, which includes purging or cleansing of existing data, reconciliation or balancing of old data to the converted data in the new system, are expensed as incurred.

Post implementation/operation stage: All training costs and maintenance costs incurred during this stage are expensed as incurred.

Costs of upgrades and enhancements are capitalized if the expenditures will result in adding functionality to the software. Capitalized software costs are depreciated using the straight-line method over the estimated useful life of the related software, which may be up to four years.

n) Impairment of long-lived assets

Long-lived assets or asset groups held and used including plant, equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to depreciation expense. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and, achieving cost reductions. There can be no assurance that expected future cash flows will be realized, or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.

o) Assets held for sale

Long-lived assets are classified as held for sale when certain criteria are met, which include:

•	Management, having the authority to approve the action, commits to a plan to sell the assets;
•	the assets are available for immediate sale in their present condition;
•	an active program to locate buyers and other actions to sell the assets have been initiated;
•	the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;
•	the assets are being actively marketed at reasonable prices in relation to their fair value; and
•	it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.

Assets to be disposed of by sale are reported at the lower of their carrying amount or fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.

p) Asset retirement obligations

Asset retirement obligations are legal obligations associated with the retirement of property, plant and equipment that result from their acquisition, lease, construction, development or normal operations. The Company recognizes its contractual obligations for the retirement of certain tangible long-lived assets. The fair value of a liability for an asset

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  11

retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction and, in the absence of observable market transactions, is determined as the present value of expected cash flows. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized using a systematic and rational method over its estimated useful life. In subsequent reporting periods, the liability is adjusted for the passage of time through an accretion charge and any changes in the amount or timing of the underlying future cash flows are recognized as an additional asset retirement cost.

q) Foreign currency translation

The functional currency of the Company is Canadian Dollars. Transactions denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. Foreign exchange gains and losses are included in the determination of earnings.

r) Fair value measurement

Financial instruments are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and financial liabilities in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a financial asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

s) Derivative financial instruments

The Company uses derivative financial instruments to manage financial risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency and interest rate swap agreements as well as embedded price escalation features in revenue and supplier contracts. All such instruments are only used for risk management purposes. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Derivative financial instruments are subject to standard credit terms and conditions, financial controls, management and risk monitoring procedures. These derivative financial instruments are not designated as hedges for accounting purposes and are recorded at fair value with realized and unrealized gains and losses recognized in the Consolidated Statements of Operations and Comprehensive Income (Loss).

t) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in “Other income” in the Consolidated Statements of Operations and Comprehensive Income (Loss). A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.

u) Stock-based compensation

The Company accounts for all stock-based compensation payments that are settled by the issuance of equity instruments at fair value. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital. Upon exercise of a stock option, share capital is recorded at the sum of proceeds received and the related amount of additional paid-in capital.

The Company has a Deferred Performance Share Unit (“DPSU”) plan, which is described in note 30(b). This compensation plan is settled, at the Company’s option, either by the issuance of equity instruments or by cash payment. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital. The vesting of awards under the DPSU is contingent upon certain performance criteria being achieved. The fair value of each share option grant under the DPSU plan assumes that the relevant performance criteria will be achieved and compensation cost is recorded to the extent that vesting of the award is considered probable. When it is determined that such criteria are not probable of being achieved, no compensation cost is recognized and any previously recognized compensation cost is reversed.

12  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

The Company has a Restricted Share Unit (“RSU”) plan which is described in note 30(c). RSUs will be granted effective April 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs vest at the end of a three-year term. The Company classifies RSUs as a liability as the Company has the ability and intent to settle the awards in cash. The compensation expense is calculated based on the fair value of each RSU as determined by the number of RSUs vested and the closing value of the Company’s common shares on each period end date.

The Company has a Director’s Deferred Stock Unit (“DDSU”) plan, which is described in note 30(d). The DDSU plan enables directors to receive all or a portion of their fee for that fiscal year in the form of deferred stock units. The deferred stock units are settled in cash and are classified as a liability on the Consolidated Balance Sheets. The measurement of the liability and compensation costs for these awards is based on the fair value of the award and is recorded as a charge to operating income over the vesting period of the award. Subsequent changes in the Company’s payment obligation after vesting of the award and prior to the settlement date are recorded as a charge to operating income in the period such changes occur.

v) Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income available to common shareholders by the weighted average number of shares outstanding during the year (see note 21(c)). Diluted per share amounts are calculated using the treasury stock method. The treasury stock method increases the diluted weighted average shares outstanding to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming outstanding in-the-money stock options were exercised and the proceeds from such exercises, including any unamortized stock-based compensation cost, were used to acquire shares of common stock at the average market price during the year.

w) Leases

Leases entered into by the Company in which substantially all the benefits and risks of ownership transferred to the Company are recorded as obligations under capital leases, and under the corresponding category of property, plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. All other leases are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight line basis over the lease term.

x) Deferred financing costs

Underwriting, legal and other direct costs incurred in connection with the issuance of debt not measured under the fair value option is presented as deferred financing costs. The deferred financing costs related to the senior notes and the revolving and term loan facilities are amortized over the term of the related debt using the effective interest method.

y) Investments in unconsolidated joint ventures or affiliates

Investments in unconsolidated joint ventures or affiliates over which the Company has significant influence including the Company’s investment in Noramac Ventures Inc. are accounted for under the equity method of accounting, whereby the investment is carried at the cost of acquisition, including subsequent capital contributions and loans from the Company, plus the Company’s equity in undistributed earnings or losses since acquisition. Investments in unconsolidated joint ventures are included as investment in and advances to unconsolidated joint venture in the Company’s Consolidated Balance Sheets.

z) Business combinations

The Company accounts for all business combinations using the acquisition method. Acquisition related costs which include finder’s fees, advisory, legal, accounting, valuation, other professional or consulting fees, and administrative costs are expensed as incurred.

aa) Adjustments related to prior year financial statements

The financial statements for fiscal 2009 and fiscal 2008 as initially reconciled to U.S. GAAP have been amended to correct the following errors identified during the preparation of the Company’s 2010 financial statements under U.S. GAAP:

(i)	Adoption of CICA Handbook Section 3031, “Inventories”. The Company identified an error related to the adoption of Canadian Handbook Section 3031, “Inventories” in fiscal 2009. The change in accounting policy was accounted for on a retrospective basis, without restatement of prior periods under Canadian GAAP resulting in a decrease to deficit of $991, net of taxes of $392, to reverse a tire impairment recorded in fiscal 2008. This decrease in deficit should have been adjusted for in the reconciliation to U.S. GAAP as the tire impairment should not have been recorded in fiscal 2008 under U.S. GAAP. As a result of this error, net income under U.S. GAAP for fiscal 2008 increased by $991 and the deficit under U.S. GAAP as of March 31, 2008 decreased by $991;

(ii)

Reclassification of accrued liabilities. The financial statements for fiscal 2009 have been amended to correct a classification error with respect to accrued liabilities identified during the preparation of the Company’s fiscal 2010 consolidated financial statements. Certain operating lease agreements provide a maximum hourly usage limit,

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  13

above which the Company will be required to pay for the over hour usage. These contingent rentals are recognized when payment is considered probable and are due at the end of the lease term. The Company has historically classified the contingent rentals as a current liability; however, certain of the amounts are due beyond one year from the balance sheet date. In the current year, the Company has reclassified amounts due beyond one year, from the balance sheet date, as a long term liability and has reclassified comparative figures accordingly. The amount reclassified on the Consolidated Balance Sheet was $7,134 as at March 31, 2009;

(iii)	Buy-out of leased assets. The financial statements for fiscal 2008 have been amended under U.S. GAAP to correct an error related to the method of accounting for an incentive at the time of buying a previously leased asset, which was identified during the preparation of the Company’s fiscal 2010 consolidated financial statements. When an asset is leased under an operating lease agreement, as stated in the paragraph above, contingent rentals are recognized when payment is considered probable and are due at the end of the lease term. The Company can buy the asset at the end of the lease term at a pre-determined market price at which point the liability is extinguished since the lease agreement is cancelled. The Company has been traditionally extinguishing the liability for such lease buyouts by reducing equipment costs related to leased equipment, instead of considering the extinguishment of the liability as an incentive to purchase the asset and therefore reducing the cost of the asset. The correction of this error increased “Equipment costs” by $2,700, reduced “Depreciation” by $120, reduced “Deferred income taxes” by $774 and reduced “Net income and comprehensive income for the year” by $1,806 from the amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income for the year ended March 31, 2008. It also reduced “Property, plant and equipment” by $2,580, reduced long term “Deferred tax liabilities” by $774 and increased “Deficit” for the year by $1,806 from the amounts originally reported in the Consolidated Balance Sheet as at March 31, 2008. The financial statements for fiscal 2009 have also been amended under U.S. GAAP to correct an error related to the method of accounting for an incentive at time of buying a previously leased asset, which was identified during the preparation of the Company’s fiscal 2010 consolidated financial statements as stated above. The correction of this error increased “Equipment costs” by $6,600, reduced “Depreciation” by $600, reduced “Deferred income taxes” by $1,800 and increased “Net loss and comprehensive loss for the year” by $4,200 from the amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended March 31, 2009. It also reduced “Property, plant and equipment” by $8,580, reduced long term “Deferred tax liabilities” by $2,574 and increased “Deficit” for the year by $6,006 from the amounts originally reported in the Consolidated Balance Sheet as at March 31, 2009.

(iv)	Valuation of derivative financial instruments. The financial statements for fiscal 2009 have also been amended under U.S. GAAP to correct an error related to the determination of the fair value of the cross-currency and interest rate swap liabilities (collectively, the “swap liability”) which was identified on settlement of the swap liability on April 8, 2010. The Company recorded the fair value of the swap liability and in addition recorded accrued interest on the swap liability. This resulted in the swap liability being misstated and the changes in the fair value of the swap liability being misstated by the change in the amount of the accrued interest at each reporting period from March 31, 2009. The periods before March 31, 2009 were not materially impacted because prior to February 2, 2009, the U.S. Dollar interest rate swap was still in place (note 24(c)(ii)), and therefore the net accrued interest payable under the swap liability was not material. The error increased “Realized and unrealized gain on derivative financial instruments” by $7,514, increased income tax expense by $1,676 and reduced net loss by $5,838 from amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income (loss) for the year ended March 31, 2009. It also reduced “Derivative financial instruments” by $7,514, increased long term “Deferred tax liabilities” by $1,676 and reduced “Deficit” by $5,838 in the Consolidated Balance Sheet as at March 31, 2009.

The impact of the above corrections under U.S. GAAP on the Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended March 31, 2009 and March 31, 2008 are as follows:

For the year ended March 31, 2009	As previously reported	Adjustments	As amended
Equipment costs	$210,520	$6,600	$217,120
Depreciation	36,989	(600)	36,389
Realized and unrealized gain on derivative financial instruments	$(29,736)	$(7,514)	$(37,250)
Deferred income taxes	9,211	(124)	9,087
Net loss and comprehensive loss for the year	(137,042)	1,638	(135,404)
Deficit, end of year	(157,937)	(168)	(158,105)
Net loss per share – basic	$(3.80)	$0.04	$(3.76)
Net loss per share – diluted	$(3.80)	$0.04	$(3.76)

14  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

For the year ended March 31, 2008	As previously reported	Adjustments	As amended
Equipment costs	$174,873	$1,317	$176,190
Depreciation	35,840	(120)	35,720
Deferred income taxes	17,418	(382)	17,036
Net income and comprehensive income for the year	42,349	(815)	41,534
Deficit, end of year	(21,886)	(815)	(22,701)
Net income per share – basic	$1.18	$(0.02)	$1.16
Net income per share – diluted	$1.15	$(0.02)	$1.13

The impact of the above corrections under U.S. GAAP on the Consolidated Balance Sheets as at March 31, 2009 is as follows:

March 31, 2009	As previously reported	Adjustments	As amended
Property, plant and equipment	$324,695	$(8,580)	$316,115
Accrued liabilities	52,135	(7,134)	45,001
Long term accrued liabilities	–	7,134	7,134
Derivative financial instruments	50,562	(7,514)	43,048
Deferred tax liabilities	31,643	(898)	30,745
Deficit, end of period	(157,937)	(168)	(158,105)

The impact of the above corrections under U.S. GAAP on the Consolidated Statements of Cash Flows for the years ended March 31, 2009 and March 31, 2008 are as follows:

For the year ended March 31, 2009	As previously reported	Adjustments	As amended
Net loss for the year	$(137,042)	$1,638	$(135,404)
Depreciation	36,989	(600)	36,389
Unrealized gain on derivative financial instruments measured at fair value	(32,407)	(7,514)	(39,921)
Deferred income taxes	9,211	(124)	9,087
Cash flow from operating activities	157,785	(6,600)	151,185
Purchase of property, plant and equipment	(91,037)	6,600	(84,437)
Cash flow from investing activities	(85,315)	6,600	(78,715)

For the year ended March 31, 2008	As previously reported	Adjustments	As amended
Net income for the year	$42,349	$(815)	$41,534
Depreciation	35,840	(120)	35,720
Deferred income taxes	17,418	(382)	17,036
Write-down of other assets to replacement cost	1,383	(1,383)	0
Cash flow from operating activities	97,497	(2,700)	94,797
Purchase of property, plant and equipment	(55,505)	2,700	(52,805)
Cash flow from investing activities	(48,632)	2,700	(45,932)

bb) United States accounting pronouncements recently adopted

i) The FASB accounting standards codification and the hierarchy of generally accepted accounting principles

In June 2009, the Financial Accounting Standards Board (FASB) issued the FASB Accounting Standards Codification (ASC) 105. The ASC amended the hierarchy of generally accepted accounting principles (GAAP) such that the ASC became the single source of authoritative nongovernmental U.S. GAAP, except for SEC rules and interpretative releases which, for the Company, are also authoritative U.S. GAAP. The ASC did not change current U.S. GAAP, but was intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All previously existing accounting standard documents were superseded and all other accounting literature not included in the ASC is considered non-authoritative. The ASC identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in accordance with U.S. GAAP. The Company adopted this standard during the quarter ended September 30, 2009.

ii) Fair value measurements

In September 2006, the FASB issued an accounting standard codified in ASC 820, “Fair Value Measurements and Disclosures”. This standard established a single definition of fair value and a framework for measuring fair value, set out a fair value hierarchy to be used to classify the source of information used in fair value measurements, and required disclosures of assets and liabilities measured at fair value based on their level in the hierarchy. This standard applies under other accounting standards that require or permit fair value measurements. One of the amendments deferred the

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  15

effective date for one year relative to nonfinancial assets and liabilities that are measured at fair value, but are recognized or disclosed at fair value on a nonrecurring basis. This deferral applied to such items as nonfinancial assets and liabilities initially measured at fair value in a business combination (but not measured at fair value in subsequent periods) or nonfinancial long-lived asset groups measured at fair value for an impairment assessment. These remaining aspects of the fair value measurement standard were adopted by the Company prospectively beginning April 1, 2009. Refer to Note 24(a) for additional disclosures of assets and liabilities that are measured at fair value on a non-recurring basis as a result of this adoption.

iii) Business combinations

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), and, in April 2009, issued FAS 141 (R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”, to amend and clarify SFAS No. 141(R), “Business Combinations”, now part of ASC 805, “Business Combinations”. Effective for the Company beginning on April 1, 2009, the standard establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, and any goodwill and establishes disclosure requirements that enable users of the Company’s financial statements to evaluate the nature and financial effects of the business combination. This new standard was applied to the acquisition of DF Investments Limited and its subsidiary Drillco Foundation Co. Ltd. (note 5(a)).

iv) Non-controlling interests in consolidated financial statements

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51 (“SFAS 160”), which is now a part of ASC 810. The amendments to ASC 810 are effective for the fiscal year beginning April 1, 2009 and changes the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent. These non-controlling interests are to be presented in the consolidated balance sheet within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of operations. In addition, this ASC establishes standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The ASC also establishes reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company prospectively adopted this ASC effective April 1, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

v) Determination of the useful life of intangible assets

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”, which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets.” The guidance, now part of ASC 350, “Intangibles – Goodwill and Others”, and ASC 275, “Risks and Uncertainties”, applies to (i) intangible assets that are acquired individually or with a group of other assets and (ii) intangible assets acquired in both business combinations and asset acquisitions. Entities estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. The Company adopted this standard effective April 1, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

vi) Equity method investment accounting considerations

In November 2008, the FASB issued EITF 08-06, “Equity Method Investment Accounting Considerations”, now part of ASC 323, “Investments – Equity Method and Joint Ventures”, which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The intent is to provide guidance on: (i) determining the initial measurement of an equity method investment, (ii) recognizing other-than-temporary impairments of an equity method investment and (iii) accounting for an equity method investee’s issuance of shares. The Company adopted this standard effective April 1, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

vii) Determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. The guidance, now part of ASC 820, “Fair Value Measurements and Disclosures”, provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. The Company adopted this standard effective April 1, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

16  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

viii) Subsequent events

In May 2009, the FASB issued ASC 855, “Subsequent Events” (formerly SFAS No. 165 “Subsequent Events”) which requires SEC filers to evaluate subsequent events through the date the financial statements are issued. In February 2010, the FASB issued ASU 2010-09, “Amendments to Certain Recognition and Disclosure Requirements”, which amended the guidance in ASC 855 to remove the requirement to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

ix) Measuring liabilities at fair value

In August 2009, the FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value”, which provides additional guidance on how companies should measure liabilities at fair value under ASC 820, “Fair Value Measurements and Disclosures”. The ASU clarifies that the quoted price for an identical liability should be used; however, if such information is not available, an entity may use, the quoted price of an identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities traded as assets, or another valuation technique (such as the market or income approach). The ASU also indicates that the fair value of a liability is not adjusted to reflect the impact of contractual restrictions that prevent its transfer and indicates circumstances in which quoted prices for an identical liability or quoted price for an identical liability traded as an asset may be considered Level 1 fair value measurements. The Company adopted this ASU effective October 1, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

x) Accounting and reporting for decreases in ownership of a subsidiary

In January 2010, the FASB issued ASU 2010-02, “Consolidation (Topic 810) – Accounting and Reporting for Decreases in Ownership of a Subsidiary – A Scope Clarification”. The ASU clarifies that the scope of the decrease in ownership provisions included in ASC 810, “Consolidations” and related guidance applies to: (i) a subsidiary or a group of assets that is a business or a non-profit activity; (ii) a subsidiary that is a business or a non-profit activity that is transferred to an equity method investee or a joint venture; and (iii) an exchange of a group of assets that constitutes a business or non-profit activity for a non-controlling interest in an entity. The standard also clarifies that the decrease in ownership guidance does not apply to certain transactions, such as sales of in substance real estate or conveyance of oil and gas properties. The Company adopted this standard effective April 1, 2009 in conjunction with adoption of the non-controlling interest standard. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

xi) Equity

In January 2010, the FASB issued ASU No. 2010-01, “Equity”, which clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or shares with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend for purposes of earnings per share calculations. The Company adopted this ASU effective December 31, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

xii) Improving disclosures about fair value measurements

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures About Fair Value Measurements”, that amends existing disclosure requirements under ASC 820 by adding required disclosures about items transferring into and out of Levels 1 and Level 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. The ASU is effective for the Company beginning on January 1, 2010, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective for the Company beginning on April 1, 2011. The Company adopted this ASU effective January 1, 2010. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

cc) Recent United States accounting pronouncements not yet adopted

i) Revenue recognition

In October 2009, the FASB issued ASU No. 2009-13, “Revenue Recognition: Multiple-Deliverable Revenue Arrangements”, which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit. The amendments establish a selling price hierarchy for determining the selling price of a deliverable. The amendments also eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. For the Company, this ASU is effective prospectively for revenue arrangements entered into or materially modified on or after April 1, 2011. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  17

ii) Improvements to financial reporting by enterprises involved with variable interest entities

In December 2009, the FASB issued ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, which amends ASC 810, “Consolidation”. The amendments give guidance and clarification of how to determine when a reporting entity should include the assets, liabilities, non-controlling interests and results of activities of a variable interest entity in its consolidated financial statements. The amendments in this ASU are effective for the Company beginning on April 1, 2010. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

iii) Embedded credit derivatives

In March 2010, the FASB issued ASU No. 2010-11, “Scope Exception Related to Embedded Credit Derivatives”, which clarifies that financial instruments that contain embedded credit-derivative features related only to the transfer of credit risk in the form of subordination of one instrument to another are not subject to bifurcation and separate accounting. The scope exception only applies to an embedded derivative feature that relates to subordination between tranches of debt issued by an entity and other features that relate to another type of risk must be evaluated for separation as an embedded derivative. The ASU is effective for the Company beginning on July 1, 2010, with early adoption permitted in first fiscal quarter beginning after March 5, 2010. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

iv) Share based payment awards

In April 2010, the FASB issued ASU No. 2010-13, “Effect of Denominating the Exercise Price of Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades” which clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU will amend ASC 718, “Compensation- Stock Compensation” and it is effective for the Company beginning on April 1, 2011. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

4. Goodwill

In accordance with the Company’s accounting policy, a goodwill impairment test is completed annually on October 1 of each fiscal year or whenever events or changes in circumstances indicate that impairment may exist. The Company conducted its annual goodwill impairment test on October 1, 2009 and concluded that there was no goodwill impairment as the fair value of the Piling reporting unit exceeded its carrying value. There have been no triggering events between October 1, 2009 and March 31, 2010.

For the year ended March 31, 2009, the Company conducted its annual goodwill impairment test on October 1, 2008 and concluded that the fair value of each of its reporting units exceeded its carrying amount. However, at December 31, 2008 and at March 31, 2009, based on adverse changes in the Company’s principal markets, the decline in the Company’s market capitalization and updated long term financial forecasts, which resulted in lower near-term and longer-term revenues and cash flows for each reporting unit, the Company concluded that an interim test for impairment of goodwill was appropriate.

In performing the goodwill assessment at December 31, 2008, the Company considered discounted cash flows, market capitalization and other factors, including observable market data to determine the fair value of each reporting unit. Although implied market comparable valuation multiples and transaction premiums were considered in the analysis, there were significant differences in the products, services, and operating characteristics of the reporting units as compared to a set of selected comparable companies. As a result, the Company relied primarily on the discounted cash flow method, using management projections for each reporting unit and risk-adjusted discount rates to determine fair value. Expected cash flows of each of the reporting units were discounted using estimated discount rates ranging from 18.0% to 27.0% to calculate fair value and a terminal growth rate of 3.0% was used. Based on this analysis, the Company concluded that the carrying value of the Pipeline Operating Segment (also a separate reporting unit) exceeded its fair value and the Company recorded an impairment charge of $32,753, calculated as the difference between the carrying value of goodwill of the Pipeline Operating Segment and the implied fair value of the Pipeline Operating Segment of $nil at December 31, 2008.

During the three months ended March 31, 2009, the Company observed further deterioration in industry conditions, global economic and credit conditions. The economic environment had impacted the Company’s ability to forecast future demand and in turn resulted in the use of higher discounts rates, reflecting the risk and uncertainty in the current market. Furthermore, the Company experienced a significant and sustained quarter over quarter decline in its operating results due primarily to challenging market conditions. As a result, the Company concluded that events had occurred and circumstances had changed that required it to perform an additional interim goodwill impairment test for the Heavy Construction and Mining and Piling Operating Segments (also separate reporting units) as at March 31, 2009, which was corroborated by a combination of factors including a significant and sustained decline in the Company’s market capitalization, which was significantly below its book value, and a deteriorating environment, which resulted in a decline in expected future demand.

18  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

As part of the March 31, 2009 goodwill impairment test, the Company updated its discounted cash flow (“DCF”) analysis for the Heavy Construction and Mining and Piling reporting segments using estimated discount rates ranging from 22.0% to 32.0% and a decreased terminal growth rate of 2.5% to calculate fair value. The Company also updated its forecasted cash flows. These updates were based on the economic volatility experienced during the three months ended March 31, 2009 and considered management’s view of economic conditions and trends, estimated future operating results, sector growth rates, anticipated future economic conditions and the Company’s strategic alternatives to respond to these conditions. Although implied market comparable valuation multiples and transaction premiums were considered in the analysis, there are significant differences in the products, services and operating characteristics of the reporting units as compared to a set of selected comparable companies. The fair value utilizing the DCF model was determined to be reasonable when compared to the market capitalization at the end of the year plus a reasonable control premium. The process of determining fair value is subjective and requires management to exercise a significant amount of judgment in determining future growth rates, discount and tax rates and other factors.

As a result of this analysis, the Company concluded that the carrying value of the Heavy Construction and Mining and Piling reporting units exceeded their fair value and the Company recorded an impairment charge of $125,447 and $18,000 respectively, calculated as the difference between the carrying value of goodwill of the Heavy Construction and Mining reporting unit of $125,447 and of the Piling reporting unit of $46,372 and the implied fair value of goodwill at March 31, 2009 of $nil for the Heavy Construction and Mining reporting unit and $28,372 for the Piling reporting unit.

The implied fair value of goodwill was determined in the same manner as the value of goodwill is determined in a business combination. The impairment charge is included in the caption “Impairment of goodwill” in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended March 31, 2009.

There was no goodwill impairment recorded for the years ended March 31, 2008 and March 31, 2010.

The change in goodwill during the years ended March 31, 2010 and 2009 are as follows:

Balance at March 31, 2008	$200,072
Impairment of goodwill (assigned to the Pipeline segment)	(32,753)
Impairment of goodwill (assigned to the Heavy Construction and Mining segment)	(125,447)
Impairment of goodwill (assigned to the Piling segment)	(18,000)

Balance at March 31, 2009	$23,872
Acquisition of goodwill (assigned to the Piling segment) (note 5(a))	1,239

Balance at March 31, 2010	$25,111

5. Acquisitions

a) Acquisitions in fiscal 2010

On August 1, 2009, the Company acquired all of the issued and outstanding shares of DF Investments Limited (the holding company) and its subsidiary Drillco Foundation Co. Ltd., a piling company based in Milton, Ontario, for a consideration of $5,410. This acquisition gives the Company access to piling markets and customers in the Toronto area. The transaction has been accounted for using the acquisition method with the results of operations included in the financial statements from the date of acquisition. The goodwill acquired is not deductible for tax purposes. The purchase price allocation is as follows:

Accounts receivable	$4,101
Inventories	59
Prepaid expenses and deposits	11
Property, plant and equipment	2,873
Land	281
Intangible assets	547
Goodwill (assigned to the Piling segment)	1,239
Accounts payable and accrued liabilities	(2,211)
Deferred tax liabilities	(838)
Long term debt	(652)

$5,410

The amount of revenue and net loss since acquisition on August 1, 2009 included in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended March 31, 2010 are $4,158 and $(2,287) respectively.

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  19

b) Acquisitions in fiscal 2009

The Company did not acquire any businesses in fiscal 2009.

c) Acquisitions in fiscal 2008

On May 1, 2007, the Company acquired all of the assets of Active Auger Services 2001 Ltd., a piling company specializing in the design and installation of screw piles in north central Saskatchewan, for total cash consideration and acquisition costs of $1,581. The transaction was accounted for using the purchase method with the results of operations included in the financial statements from the date of acquisition. The goodwill acquired is deductible for tax purposes. The purchase price allocation was as follows:

Net assets acquired at assigned values:
Plant and equipment	$700
Intangible assets	201
Goodwill (assigned to the Piling segment)	680

$1,581

6. Accounts receivable

	March 31, 2010	March 31, 2009
Accounts receivable – trade	$103,067	$67,123
Accounts receivable – holdbacks	3,899	9,376
Income and other taxes receivable	4,486	2,651
Accounts receivable – other	2,123	1,770
Allowance for doubtful accounts (note 24(d))	(1,691)	(2,597)

	$111,884	$78,323

Accounts receivable – holdbacks represent amounts up to 10% under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved.

7. Costs incurred and estimated earnings net of billings on uncompleted contracts

	March 31, 2010	March 31, 2009
Costs incurred and estimated earnings on uncompleted contracts	$1,193,821	$955,763
Less billings to date	(1,110,733)	(902,011)

	$83,088	$53,752

Costs incurred and estimated earnings net of billings on uncompleted contracts is presented in the Consolidated Balance Sheets under the following captions:

	March 31, 2010	March 31, 2009
Unbilled revenue	$84,702	$55,907
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(1,614)	(2,155)

	$83,088	$53,752

8. Inventories

	March 31, 2010	March 31, 2009
Spare tires	$1,868	$10,533
Job materials and other	3,791	1,281

	$5,659	$11,814

9. Prepaid expenses and deposits

Current:

	March 31, 2010	March 31, 2009
Prepaid insurance and property taxes	$1,203	$1,535
Prepaid lease payments	5,678	3,246

	$6,881	$4,781

20  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

Long term:

	March 31, 2010	March 31, 2009
Prepaid lease payments	4,005	3,504

10. Assets held for sale

Equipment disposal decisions are made using an approach in which a target is set for each type of equipment. The target life is based on the manufacturer’s recommendations and the Company’s past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost exceeds the average operating cost for the fleet, the unit is deemed ready for disposal. Also if the expected reliability is lower than the average reliability of the fleet, the unit is deemed ready for disposal. If either of these conditions is met the unit is disposed. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments. Assets held for sale are sold on the Company’s used equipment website and syndicated on third party equipment sale websites. If a sale is not realized after a reasonable length of time, the equipment will be sent to auction for disposal.

During the year ended March 31, 2010, impairments of assets held for sale amounting to $806 have been included in depreciation expense in the Consolidated Statements of Operations and Comprehensive Income (Loss) (2009 – $883; 2008 – $1,564). The impairment charge is the amount by which the carrying value of the related assets exceeded their fair value less costs to sell. Included in depreciation expense for the year ended March 31, 2010, is a loss on disposal of assets held for sale of $373 (2009 – $24; 2008 – $493) relating to the decision to dispose of heavy construction assets held by the Heavy Construction & Mining segment.

11. Property, plant and equipment

March 31, 2010	Cost	Accumulated Depreciation	Net Book Value
Heavy equipment	$339,312	$95,473	$243,839
Major component parts in use	33,452	8,297	25,155
Other equipment	25,666	10,910	14,756
Licensed motor vehicles	16,296	10,692	5,604
Office and computer equipment	9,746	3,786	5,960
Buildings	21,710	6,832	14,878
Land	281	–	281
Leasehold improvements	9,314	2,960	6,354
Assets under capital lease	24,304	12,388	11,916

	$480,081	$151,338	$328,743

March 31, 2009	Cost	Accumulated Depreciation	Net Book Value
Heavy equipment	$310,406	$75,410	$234,996
Major component parts in use	25,187	2,535	22,652
Other equipment	22,056	8,268	13,788
Licensed motor vehicles	12,760	7,445	5,315
Office and computer equipment	6,759	3,459	3,300
Buildings	20,823	5,308	15,515
Leasehold improvements	6,589	1,929	4,660
Assets under capital lease	27,953	12,064	15,889

	$432,533	$116,418	$316,115

During the year ended March 31, 2010, additions to property, plant and equipment included $1,523 of assets that were acquired by means of capital leases (2009 – $8,863; 2008 – $8,829). Depreciation of equipment under capital lease of $4,081 (2009 – $5,138; 2008 – $2,928) was included in depreciation expense.

12. Intangible assets

March 31, 2010	Cost	Accumulated Amortization	Net Book Value
Customer contracts in progress and related relationships	$624	$329	$295
Other intangible assets	915	531	384
Internal-use software	10,721	3,731	6,990

	$12,260	$4,591	$7,669

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  21

March 31, 2009	Cost	Accumulated Amortization	Net Book Value
Customer contracts in progress and related relationships	$340	$260	$80
Other intangible assets	721	527	194
Internal-use software	7,855	2,185	5,670

	$8,916	$2,972	$5,944

During the year ended March 31, 2010, the Company capitalized $3,362 (2009 – $3,102) related to the development of internally developed computer software. Internal-use software with a cost of $496 and accumulated amortization of $288 were written off and the net book value of $208 was included in amortization of intangible assets during the year ended March 31, 2010.

Amortization of intangible assets for the year ended March 31, 2010 was $1,719 (2009 – $1,501; 2008 – $804).The estimated amortization expense for future years is as follows:

For the year ending March 31,
2011	$2,720
2012	2,405
2013	1,651
2014	824
2015 and thereafter	69

$7,669

During the year ended March 31, 2010, $547 in additions were made to intangible assets as a result of the acquisition of DF Investments Limited and its subsidiary, Drillco Foundation Co. Ltd. (note 5(a)).

13. Deferred financing costs

March 31, 2010	Cost	Accumulated Amortization	Net Book Value
Senior notes	$16,521	$12,014	$4,507
Term Facility and Revolving Facility	4,328	3,150	1,178
9.125% debentures	1,040	–	1,040

	$21,889	$15,164	$6,725

March 31, 2009	Cost	Accumulated Amortization	Net Book Value
Senior notes	$16,521	$9,613	$6,908
Term Facility and Revolving Facility	3,205	2,203	1,002

	$19,726	$11,816	$7,910

Amortization of deferred financing costs included in interest expense for the year ended March 31, 2010 was $3,348 (2009 – $2,970; 2008 – $2,899).

During the year ended March 31, 2010, financing fees totalling $1,123 (2009 – $nil; 2008 – $776) paid in connection with an amendment of the Revolving Facility (note 18(a)) were recorded as deferred financing costs.

During the year ended March 31, 2010, financing fees totalling $1,040 were incurred and accrued in connection with the 9.125% Debenture issuance subsequent to year-end (note 33).

14. Investment in and advances to unconsolidated joint venture

The Company is engaged in one joint venture, “Noramac Ventures Inc.”. The joint venture is with Fort McKay Construction Ltd. and was formed for the purpose of expanding the Company’s market opportunities and establishing strategic alliances in Northern Alberta. The Company has a 50% proportionate interest in the Noramac Joint Venture.

As of March 31, 2010, the Company’s investment in and advances to unconsolidated joint venture totaled $2,917 (March 31, 2009 – $nil). Condensed financial data as at and for the year ended March 31, 2010 is as follows:

March 31, 2010
Current assets	$8,952
Long term assets	153
Current liabilities	3,271
Long term liabilities	5,940

22  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

Year ended March 31,	2010
Gross revenues	$8,774
Gross profit	1,610
Net income	87

Equity in earnings of unconsolidated joint venture	$44

15. Deferred lease inducements

Lease inducements applicable to lease contracts are deferred and amortized as a reduction of general and administrative costs on a straight-line basis over the lease term, which includes the initial lease term and renewal periods only where renewal is determined to be reasonably assured.

	March 31, 2010	March 31, 2009
Balance, beginning of year	$836	$941
Additions	32	–
Amortization of deferred lease inducements	(107)	(105)

Balance, end of year	$761	$836

16. Accrued liabilities

Current

Current	March 31, 2010	March 31, 2009
Accrued interest payable	$14,725	$16,022
Payroll liabilities	21,741	15,083
Liabilities related to equipment leases	4,720	5,047
Income and other taxes payable	6,005	8,849

	$47,191	$45,001

Long term

	March 31, 2010	March 31, 2009
Long term liabilities related to equipment leases	14,943	7,134

17. Capital lease obligations

The Company’s capital leases primarily relate to licensed motor vehicles. The minimum lease payments due in each of the next five fiscal years are as follows:

2011	$5,734
2012	5,209
2013	2,987
2014	462
2015	169

Subtotal:	$14,561
Less: amount representing interest – weighted average interest rate of 8.7%	(1,168)

Present value of minimum lease payments	$13,393
Less: current portion	(5,053)

Long term portion	$8,340

18. Debt

a) Long term debt

On June 24, 2009, the Company entered into an amended and restated credit agreement which matures on June 8, 2011 to provide for borrowings of up to $125.0 million under which revolving loans, term loans and letters of credit may be issued. This facility includes a $75.0 million Revolving Facility and a $50.0 million Term Facility. The Term Facility commitments were available until August 31, 2009 and aggregate borrowings under this facility had to exceed $25.0 million. Any undrawn amount under the Term Facility, up to a maximum of $15.0 million, could be reallocated to the Revolving Facility. On August 31, 2009, the maximum undrawn portion of the Term Facility totaling $15.0 million was reallocated to the Revolving Facility resulting in Revolving Facility commitments of $90.0 million.

As of March 31, 2010, the Company had issued $10.4 million (March 31, 2009 – $20.8 million) in letters of credit under the Revolving Facility to support performance guarantees associated with customer contracts. The total credit

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  23

facility commitments are $118.4 million at March 31, 2010 and include the $90.0 million Revolving Facility and the outstanding borrowings of $28.4 million, (March 31, 2009 – $nil) under the Term Facility after mandatory principal repayments of $4.6 million in the year. The funds available under the Revolving Facility are reduced by any outstanding letters of credit. The Company’s unused borrowing availability under the Revolving Facility was $79.6 million at March 31, 2010.

Borrowings under the Revolving Facility may be repaid and borrowed from time to time at the option of the Company. The Term Facility is fully utilized and requires quarterly principal repayments. At March 31, 2010, there were no borrowings under the Revolving Facility.

Beginning September 30, 2009, and at the end of each fiscal quarter thereafter, the Company must make quarterly repayments on the Term Facility of $1,518 through June 2011, with the balance due at that time. The credit facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. In each case, the applicable pricing margin depends on the Company’s credit rating.

The credit facility is secured by a first priority lien on substantially all of the Company’s existing and after acquired property and contains certain restrictive covenants including, but not limited to, incurring additional debt, transferring or selling assets, making investments including acquisitions or to pay dividends or redeem shares of capital stock. The Company is also required to meet certain financial covenants under the credit agreement and was in compliance with these covenants at March 31, 2010.

Financing fees of $1,123 paid in connection with an amendment of the Revolving Facility was recorded during the year ended March 31, 2010 (March 31, 2009 – $nil, 2008 – $776). These fees have been recorded as deferred financing costs (note 13).

During the year ended March 31, 2010, the Company extinguished $652 of long term debt acquired through its August 1, 2009 acquisition of DF Investments Limited and its subsidiary Drillco Foundations Co. Ltd. (note 5(a)).

b) Senior notes

	March 31, 2010	March 31, 2009
8 3/4% senior unsecured notes due 2011 ($U.S.)	$200,000	$200,000
Unrealized foreign exchange	3,120	52,040
Fair value of embedded early redemption option (note 24(a))	–	3,716

	$203,120	$255,756

The 8 3/4% senior notes were issued on November 26, 2003 in the amount of U.S. $200.0 million (Canadian $263.0 million). These notes mature on December 1, 2011 with interest payable semi-annually on June 1 and December 1 of each year.

The 8 3/4% senior notes are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by the Company or any of its subsidiaries. The notes are effectively subordinated to all secured debt to the extent of the outstanding amount of such debt.

The 8 3/4% senior notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 1, 2009 at 100% of the principal amount plus interest accrued to the redemption date.

If a change of control occurs, the Company will be required to offer to purchase all or a portion of each holder’s 8 3/4% senior notes, at a purchase price in cash equal to 101% of the principal amount of the notes offered for repurchase plus accrued interest to the date of purchase.

In March 2010, the Company elected to redeem all the outstanding 8 3/4% senior notes. In accordance with the terms of the 8 3/4% senior notes, the Company will redeem them at 100% of the principal amount plus interest accrued to the redemption date of April 28, 2010. The Company financed the repayment of the 8 3/4% senior notes by issuing a new long term obligation subsequent to year-end (note 33) and therefore; has continued to classify the 8 3/4% senior notes as a long term obligation.

19. Asset retirement obligation

The Company recorded an asset retirement obligation related to the future retirement of a facility on leased land. Accretion expense associated with this obligation is included in equipment costs in the Consolidated Statements of Operations and Comprehensive Income (Loss).

24  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

The following table presents a continuity of the liability for the asset retirement obligation:

Balance at March 31, 2008	$–
Obligation relating to the future retirement of a facility on leased land	231
Accretion expense	155

Balance at March 31, 2009	$386
Obligation relating to the future retirement of a facility on leased land	(31)
Accretion expense	5

Balance at March 31, 2010	$360

At March 31, 2010, estimated undiscounted cash flows required to settle the obligation were $1,084. The credit adjusted risk-free rate assumed in measuring the asset retirement obligation was 9.42%. The Company expects to settle this obligation in 2021.

20. Income taxes

Income tax provision (recovery) differs from the amount that would be computed by applying the Federal and Provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Year ended March 31,	2010	2009	2008
Income (loss) before income taxes statutory	$41,898	$(120,771)	$58,650
Tax rate	28.91%	29.38%	31.47%

Expected provision (recovery) at statutory tax rate	$12,113	$(35,483)	$18,457

Decrease related to:
Impact of enacted future statutory income tax rates	(673)	(1,005)	(1,287)
Income tax adjustments and reassessments	1,442	–	–
Impairment of goodwill	–	51,767	–
Other	797	(646)	(54)

Income tax provision	$13,679	$14,633	$17,116

Classified as:

Year ended March 31,	2010	2009	2008
Current income taxes	$3,803	$5,546	$80
Deferred income taxes	9,876	9,087	17,036

	$13,679	$14,633	$17,116

	March 31, 2010	March 31, 2009
Deferred tax assets:
Non-capital losses carried forward	$2,205	$2,867
Deferred financing costs	12	–
Derivative financial instruments and senior notes	8,892	13,813
Billings in excess of costs on uncompleted contracts	448	620
Capital lease obligations	3,692	4,961
Intangible assets	104	–
Long term over hour accrual	1,965	360
Deferred lease inducements	199	214
Other	370	420
DSU/DPSU/RSU compensation costs	894	105

	$18,781	$23,360

	March 31, 2010	March 31, 2009
Deferred tax liabilities:
Unbilled revenue and uncertified revenue included in accounts receivable	$15,975	$7,081
Assets held for sale	233	794
Accounts receivable – holdbacks	1,083	2,696
Property, plant and equipment	31,234	30,856
Deferred financing costs	–	950
Intangible assets	–	12

	48,525	42,389

Net deferred income taxes	$(29,744)	$(19,029)

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  25

Classified as:

	March 31, 2010	March 31, 2009
Current asset	$3,481	$7,033
Long term asset	10,997	12,432
Current liability	(16,781)	(7,749)
Long term liability	(27,441)	(30,745)

	$(29,744)	$(19,029)

The Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction, and several provincial jurisdictions. For years before 2006, the Company is no longer subject to Canadian federal or provincial examinations.

The Company has no unrecognized tax benefits as at March 31, 2010 or March 31, 2009. At March 31, 2010, the Company has non-capital losses for income tax purposes of $7,913 which expire as follows and are expected to be fully used in 2011.

2015	$11
2026	3
2027	3,095
2029	464
2030	4,340

$7,913

21. Shares

a) Common shares

Authorized:

Unlimited number of common voting shares

Unlimited number of common non-voting shares

Issued and outstanding:

	Number of Shares	Amount
Common voting shares

Issued and outstanding at March 31, 2007	35,192,260	$297,594
Issued upon exercise of stock options	324,816	1,627
Transferred from additional paid-in capital on exercise of stock options	–	611
Conversion of common non-voting shares	412,400	2,062

Issued and outstanding at March 31, 2008	35,929,476	$301,894
Issued upon exercise of stock options	109,000	703
Transferred from additional paid-in capital on exercise of stock options	–	834

Issued and outstanding at March 31, 2009	36,038,476	$303,431
Issued upon exercise of stock options	10,800	53
Transferred from additional paid-in capital on exercise of stock options	–	21

Issued and outstanding at March 31, 2010	36,049,276	$303,505

Common non-voting shares

Issued and outstanding at March 31, 2007	412,400	$2,062
Conversion to common voting shares	(412,400)	(2,062)

Issued and outstanding at March 31, 2010, 2009 and 2008	–	$–

26  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

b) Additional paid-in capital

Balance at March 31, 2007	$3,606
Stock-based compensation (note 30(a))	1,937
Transferred to common shares on exercise of stock options	(611)
Cash settlement of stock options	(581)

Balance at March 31, 2008	$4,351
Stock-based compensation (note 30(a))	1,888
Deferred performance share unit plan (note 30(b))	61
Transferred to common shares on exercise of stock options	(834)

Balance at March 31, 2009	$5,466
Stock-based compensation (note 30(a))	2,135
Deferred performance share unit plan (note 30(b))	123
Reclassified to restricted share unit liability (note 30(c))	(20)
Transferred to common shares on exercise of stock options	(21)
Cash settlement of stock options	(244)

Balance at March 31, 2010	$7,439

c) Net income (loss) per share

Year ended March 31,	2010	2009	2008
Net income (loss) available to common shareholders	$28,219	$(135,404)	$41,534
Weighted average number of common shares	36,040,857	36,020,763	35,788,776

Basic net income (loss) per share	$0.78	$(3.76)	$1.16

Year ended March 31,	2010	2009	2008

Net income (loss) available to common shareholders	$28,219	$(135,404)	$41,534
Weighted average number of common shares	36,040,857	36,020,763	35,788,776
Dilutive effect of stock options and performance units	680,169	–	1,126,859
Weighted average number of diluted common shares	36,721,026	36,020,763	36,915,635

Diluted net income (loss) per share	$0.77	$(3.76)	$1.13

For the year ended March 31, 2010, there were 820,641 and 57,311 options and performance units respectively which were anti-dilutive and therefore were not considered in computing diluted earnings per share (March 31, 2009 – 2,071,884 and 91,005; March 31, 2008 – 283,674 and nil options and performance units respectively).

For the year ended March 31, 2009, the effect of outstanding stock options on net loss per share was anti-dilutive. As such, the effect of outstanding stock options used to calculate the diluted net loss per share was not disclosed.

22. Interest expense

Year ended March 31,	2010	2009	2008
Interest expense on 8 3/4% senior notes and swaps	$19,041	$25,379	$23,338
Interest on capital lease obligations	1,032	1,234	780
Amortization of deferred financing costs	3,348	2,970	2,899
Interest on credit facility	2,375	298	769

Interest on long term debt	$25,796	$29,881	$27,786
Other interest	284	(269)	1,294

	$26,080	$29,612	$29,080

23. Claims Revenue

Year ended March 31,	2010	2009	2008
Claims revenue recognized	$4,541	$55,999	$–

Claims revenue uncollected (classified as unbilled revenue)	$785	$1,768	$3,124

24. Financial instruments and risk management

a) Fair value of financial instruments

In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Counterparty confirmations and standard market

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  27

conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of the Company’s financial instruments, including derivatives. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.

The fair values of the Company’s cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable and accrued liabilities approximate their carrying amounts due to the relatively short periods to maturity for the instruments.

The fair values of amounts due under the Revolving Facility and the Term Facility are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rate currently estimated to be available for instruments with similar terms. Based on these estimates and by using the outstanding balance of $28.4 million at March 31, 2010 and $nil at March 31, 2009, the fair value of amounts due under the Revolving Facility and the Term Facility as at March 31, 2010 and March 31, 2009 are not significantly different than their carrying value.

The fair values of the Company’s cross-currency and interest rate swap agreements and the Company’s embedded derivatives are based on appropriate price modeling commonly used by market participants to estimate fair value. Such modeling includes option pricing models and discounted cash flow analysis, using observable market based inputs to estimate fair value. Fair value determined using valuation models requires the use of assumptions concerning the amount and timing of future cash flows. Fair value amounts reflect management’s best estimates using external readily observable market data such as future prices, interest rate yield curves, foreign exchange rates and discount rates for time value. It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.

Financial instruments with carrying amounts that differ from their fair values are as follows:

	March 31, 2010		March 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior notes (i)	$203,120	$203,526	$255,756	$181,469
Capital lease obligations (ii)	13,393	13,291	17,484	17,345

(i)

The fair value of the U.S. Dollar denominated 8 3/4% senior notes is based upon their period end closing market price translated into Canadian Dollars at period end exchange rates as at March 31, 2010 and March 31, 2009.

(ii)	The fair values of amounts due under capital leases are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rates currently estimated to be available for instruments with similar terms.

Derivative financial instruments that are used for risk management purposes, as described in note 24(b) under – Risk Management consist of the following:

March 31, 2010	Derivative Financial Instruments	Senior Notes
Cross-currency and interest rate swaps	$81,111	$–
Embedded price escalation features in a long term revenue construction contract	6,481	–
Embedded price escalation features in certain long term supplier contracts	9,463	–

Total fair value of derivative financial instruments	$97,055	$–
Less: current portion	(22,054)	–

	$75,001	$–

March 31, 2009	Derivative Financial Instruments	Senior Notes
Cross-currency and interest rate swaps	$32,033	$–
Embedded price escalation features in a long term revenue construction contract	(324)	–
Embedded price escalation features in certain long term supplier contracts	22,778	–
Embedded early redemption option on senior notes	–	3,716

Total fair value of derivative financial instruments	$54,487	$3,716
Less: current portion	(11,439)	–

	$43,048	$3,716

Fair value hierarchy of financial instruments

The Company has segregated all financial assets and financial liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. Effective April 1, 2009, the Company adopted the remaining aspects of the new fair value measurement standards codified in ASC 820-10 for non-financial assets and liabilities that are not re-measured at fair value on a recurring basis.

28  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

Financial assets and liabilities measured at fair value net of accrued interest in the financial statements on a recurring basis are summarized below:

March 31, 2010	Location on Balance Sheet	Carrying Value	Level 2
Cross-currency swaps for U.S. dollar 8 3 /4% senior notes	Derivative financial instruments	$66,268	$66,268
Interest rate swaps for U.S. dollar 8 3/4% senior notes	Derivative financial instruments	14,843	14,843

Cross-currency and interest rate swaps for U.S. dollar 8 3/4% senior notes	Derivative financial instruments	$81,111	$81,111
Embedded price escalation features in a long term revenue construction contract	Derivative financial instruments	6,481	6,481
Embedded price escalation features in certain long term supplier contracts	Derivative financial instruments	9,463	9,463

		$97,055	$97,055

March 31, 2009	Location on Balance Sheet	Carrying Value	Level 2
Cross-currency swaps for U.S. dollar 8 3 /4% senior notes	Derivative financial instruments	$11,573	$11,573
Interest rate swaps for U.S. dollar 8 3/4% senior notes	Derivative financial instruments	20,460	20,460

Cross-currency and interest rate swaps for U.S. dollar 8 3/4% senior notes	Derivative financial instruments	$32,033	$32,033
Embedded price escalation features in a long term revenue construction contract	Derivative financial instruments	(324)	(324)
Embedded price escalation features in certain long term supplier contracts	Derivative financial instruments	22,778	22,778
Embedded early redemption option on 8 3/4% senior notes	Senior notes	3,716	3,716

		$58,203	$58,203

At March 31, 2010, the Company has no financial assets or financial liabilities classified as Level 1 or Level 3 under the fair value hierarchy. Since the Company primarily uses observable inputs of similar instruments and discounted cash flows in its valuation of its derivative financial instruments, it has been concluded that the valuation of derivatives is a Level 2. The fair values of the Company’s cross-currency and interest rate swap agreements and the Company’s embedded derivatives are based on appropriate price modeling commonly used by market participants to estimate fair value. Such modeling includes option pricing models and discounted cash flow analysis, using observable market based inputs to estimate fair value. The Company considers its own credit risk or the credit risk of the counterparty in determining fair value, depending on whether the fair values are in an asset or liability position. Fair value determined using valuation models requires the use of assumptions concerning the amount and timing of future cash flows. Fair value amounts reflect management’s best estimates using external readily observable market data such as future prices, interest rate yield curves, foreign exchange rates and discount rates for time value. It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.

The Company used the following methodologies and inputs to estimate the fair value of each class of Level 2 financial instruments:

•

To determine fair value of the Company’s cross-currency and interest rate swap agreements, discounted cash flow analysis with inputs of observable market data including foreign currency exchange rates, implied volatilities, interest rates and the credit risk of the Company or the counterparties were used as appropriate, with resulting valuations periodically validated through third-party or counterparty quotes;

•

To determine fair value of the Company’s optional redemption rights included in the senior notes, discounted cash flow analysis with input of observable market data including foreign currency exchange rates, implied volatilities and interest rates were used as appropriate; and

•

To determine fair value of the price escalation features in revenue and maintenance service contracts containing embedded derivatives, generally accepted valuation models based on discounted cash flows with inputs of observable market data, including foreign currency rates and discount factors were used.

Non-financial assets that were re-measured at fair value on a non-recurring basis as at March 31, 2010 in the financial statements are summarized below:

March 31, 2010	Carrying Value	Level 3	Change in Fair Value
Assets held for sale	838	838	(125)

Long-lived assets held for sale with a carrying amount of $963 were written down to their fair value of $838, resulting in a loss of $(125), which was included in depreciation expense in the Consolidated Statements of Operations and

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  29

Comprehensive Income (Loss) for the year ended March 31, 2010. The fair value of the assets held for sale is determined internally by analyzing recent auction prices for equipment with similar specifications and hours used, the net book value, the residual value of the asset and the useful life of the asset. The inputs to estimate the fair value of the assets held for sale are classified under level 3 of the fair value hierarchy.

The Company did not re-measure non-financial liabilities to fair value as at March 31, 2010.

The realized and unrealized loss (gain) on derivative financial instruments is comprised as follows:

Year ended March 31,	2010	2009	2008
Realized and unrealized loss (gain) on cross-currency and interest rate swaps	$64,637	$(46,945)	$23,456
Unrealized loss (gain) on embedded price escalation features in a long term revenue construction contract	6,805	(15,145)	7,575
Unrealized (gain) loss on embedded price escalation features in certain long term supplier contracts	(13,315)	21,509	(1,205)
Unrealized (gain) loss on embedded early redemption option on senior notes	(3,716)	3,331	249

	$54,411	$(37,250)	$30,075

b) Risk Management

The Company is exposed to market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading or speculative purposes.

Overall, the Company’s Board of Directors has responsibility for the establishment and approval of the Company’s risk management policies. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.

c) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios.

To manage the exposure related to changes in market risk, the Company uses various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest bearing obligation or a cash flow denominated in a foreign currency.

The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.

i) Foreign exchange risk

Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. The Company has 8 3/4% senior notes denominated in U.S. Dollars in the amount of U.S. $200.0 million. In order to reduce its exposure to changes in the U.S. to Canadian Dollar exchange rate, the Company entered into a cross-currency swap agreement to manage this foreign currency exposure for both the principal balance due on December 1, 2011 as well as the semi-annual interest payments from the issue date to the maturity date. In conjunction with the cross-currency swap agreement, the Company also entered into a U.S. Dollar interest rate swap and a Canadian Dollar interest rate swap as discussed in note 24(c)(ii) below. These derivative financial instruments were not designated as hedges for accounting purposes. At March 31, 2010 and March 31, 2009, the notional principal amount of the cross-currency swap was U.S. $200.0 million and Canadian $263.0 million.

On December 17, 2008, the Company received notice that all three swap counterparties had exercised the cancellation option on the U.S. Dollar interest rate swap and, effective February 2, 2009, the U.S. Dollar interest rate swap was terminated. In addition to net accrued interest to the termination date of U.S. $0.7 million, the counterparties paid a cancellation premium of 2.2% on the notional amount of U.S. $200.0 million or U.S. $4.4 million (equivalent to Canadian $5.3 million), which is included in the caption “Other income” in the Consolidated Statements of Operations and Comprehensive (Loss) Income for the year ended March 31, 2009.

The Company’s Canadian Dollar interest rate swap and cross-currency swap agreements are not cancellable at the option of the counterparties and remained in effect at March 31, 2010. The Company will continue to pay the counterparties an average fixed rate of 9.889% on the notional amount of Canadian $263.0 million or Canadian $13.0 million semi-annually until December 1, 2011. Beginning March 1, 2009, the Company received quarterly floating rate payments in U.S. Dollars on the cross-currency swap agreement at the prevailing three month LIBOR rate plus a spread of 4.2% on the notional amount of U.S. $200.0 million.

30  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

As a result of the cancellation of the U.S. Dollar interest rate swap, the Company is exposed to changes in the value of the Canadian Dollar versus the U.S. Dollar. To the extent that the three month LIBOR rate is less than 4.6% (the difference between the 8 3/4% senior notes coupon and the 4.2% spread over the three month LIBOR on the cross-currency swap agreement), the Company will have to acquire U.S. Dollars to fund a portion of its semi-annual coupon payment on its senior notes. At the three month U.S. Dollar LIBOR rate of 0.2684% at March 31, 2010, a $0.01 increase (decrease) in exchange rates in the Canadian Dollar would result in an insignificant decrease (increase) in the amount of Canadian Dollars required to fund each semi-annual coupon payment.

The Company also regularly transacts in foreign currencies when purchasing equipment, spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. The Company may fix its exposure in either the Canadian Dollar or the U.S. Dollar for these short-term transactions, if material.

At March 31, 2010, with other variables unchanged, a $0.01 increase (decrease) in exchange rates of the Canadian Dollar to the U.S. Dollar related to the U.S. Dollar denominated senior notes would decrease (increase) net income and decrease (increase) equity by approximately $1.9 million. With other variables unchanged, a $0.01 increase (decrease) in exchange rates in the Canadian to the U.S. Dollar related to the cross-currency swap would increase (decrease) net income and increase (decrease) equity by approximately $1.9 million. The impact of similar exchange rate changes on short-term exposures would be insignificant and there would be no impact to other comprehensive income.

ii) Interest rate risk

The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Amounts outstanding under the Company’s Revolving Facility are subject to a floating rate. The Company’s senior notes are subject to a fixed rate. The Company’s interest risk arises from long term borrowings issued at fixed rates that create fair value interest rate risk and variable borrowings that create cash flow interest rate risk. Changes in market interest rates cause the fair value of long term debt with fixed interest rates to fluctuate but do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.

In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. The Company may use derivative instruments to manage interest rate risk. The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.

In conjunction with the cross-currency swap agreement discussed in note 24(c)(i) above, the Company also entered into a U.S. Dollar interest rate swap and a Canadian Dollar interest rate swap with the net effect of economically converting the 8 3/4% rate payable on the 8 3/4% senior notes into a fixed rate of 9.889% for the duration that the 8 3/4% senior notes are outstanding. These derivative financial instruments were not designated as hedges for accounting purposes.

As a result of the U.S. Dollar interest swap cancellation described in note 24(c)(i), the Company is exposed to changes in interest rates. The Company has a fixed semi-annual coupon payment of 8 3/4% on its U.S. $200.0 million senior notes. With the termination of the U.S. Dollar interest rate swap, the Company will no longer receive fixed U.S. Dollar payments from the counterparties to offset the coupon payment on its senior notes. As a result of this termination, the Company’s effective annual interest costs at the current LIBOR rate will increase by U.S. $8.6 million. In addition, the Company is now exposed to interest rate risk where a 100 basis point increase (decrease) in the three month U.S. Dollar LIBOR rate will result in a U.S. $2.0 million decrease (increase) in effective annual interest costs.

At March 31, 2010 and March 31, 2009, the notional principal amounts of the interest rate swaps were U.S. $200.0 million and Canadian $263.0 million.

As at March 31, 2010, holding all other variables constant, a 100 basis point increase (decrease) to Canadian interest rates would impact the fair value of the interest rate swaps by $2.4 million with this change in fair value being recorded in net income. As at March 31, 2010, holding all other variables constant, a 100 basis point increase (decrease) to U.S. interest rates would impact the fair value of the interest rate swaps by $0.2 million with this change in fair value being recorded in net income. As at March 31, 2010, holding all other variables constant, a 100 basis point increase (decrease) of Canadian to U.S. interest rate volatility would impact the fair value of the interest rate swaps by $nil million with this change in fair value being recorded in net income.

At March 31, 2010, the Company held $28.4 million of floating rate debt pertaining to its Term Facility (March 31, 2009 – $nil). As at March 31, 2010, holding all other variables constant, a 100 basis point increase (decrease) to interest rates on floating rate debt will result in $0.3 million increase (decrease) in annual interest expense. This assumes that the amount of floating rate debt remains unchanged from that which was held at March 31, 2010.

d) Credit Risk

Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  31

holding its funds with what it believes to be reputable financial institutions. The Company is also exposed to credit risk through its accounts receivable and unbilled revenue. Credit risk for trade and other accounts receivables, and unbilled revenue are managed through established credit monitoring activities.

The Company has a concentration of customers in the oil and gas sector. The concentration risk is mitigated primarily by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract.

At March 31, 2010 and March 31, 2009, the following customers represented 10% or more of accounts receivable and unbilled revenue:

	March 31, 2010	March 31, 2009
Customer A	38%	29%
Customer B	36%	17%
Customer C	4%	13%
Customer D	3%	11%

The Company reviews its accounts receivable amounts regularly and amounts are written down to their expected realizable value when outstanding amounts are determined not to be fully collectible. This generally occurs when the customer has indicated an inability to pay, the Company is unable to communicate with the customer over an extended period of time, and other methods to obtain payment have been considered and have not been successful. Bad debt expense is charged to net income in the period that the account is determined to be doubtful. Estimates of the allowance for doubtful accounts are determined on a customer-by-customer evaluation of collectability at each reporting date taking into consideration the following factors: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.

The Company’s maximum exposure to credit risk for accounts receivable and unbilled revenue is as follows:

	March 31, 2010	March 31, 2009
Trade accounts receivables	$106,966	$76,499
Other receivables	4,918	1,824

Total accounts receivable	$111,884	$78,323

Unbilled revenue	$84,702	$55,907

On a geographic basis as at March 31, 2010, approximately 98% (March 31, 2009 – 99%) of the balance of trade accounts receivable (before considering the allowance for doubtful accounts) was due from customers based in Western Canada.

Payment terms are generally net 30 days. As at March 31, 2010 and March 31, 2009, trade receivables are aged as follows:

	March 31, 2010	March 31, 2009
Not past due	$83,797	$47,197
Past due 1-30 days	15,635	13,282
Past due 31-60 days	1,543	2,085
More than 61 days	5,991	13,935

Total	$106,966	$76,499

As at March 31, 2010, the Company has recorded an allowance for doubtful accounts of $1,691 (March 31, 2009 – $2,597) of which 100% relates to amounts that are more than 61 days past due.

The allowance is an estimate of the March 31, 2010 trade receivable balances that are considered uncollectible. Changes to the allowance are as follows:

Year ended March 31,	2010	2009	2008
Opening balance	$2,597	$742	$87
Payments received on provided balances	(846)	(100)	(184)
Current year allowance	334	4,324	950
Write-offs	(394)	(2,369)	(111)

Ending balance	$1,691	$2,597	$742

Credit risk on derivative financial instruments arises from the possibility that the counterparties to the agreements may default on their respective obligations under the agreements. This credit risk only arises in instances where these agreements have positive fair value for the Company.

32  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

25. Other information

a) Supplemental cash flow information

Year ended March 31,	2010	2009	2008
Cash paid during the year for:
Interest (including realized interest on interest rate swap)	$49,999	$29,336	$29,568
Income taxes	10,395	52	80
Cash received during the year for:
Interest	10,998	477	345
Income taxes	453	2,734	300
Non-cash transactions:
Acquisition of property, plant and equipment by means of capital leases	1,523	8,863	8,829

b) Net change in non-cash working capital

Year ended March 31,	2010	2009	2008
Operating activities:
Accounts receivable	$(28,522)	$86,832	$(59,415)
Allowance for doubtful accounts	(906)	1,855	654
Unbilled revenue	(28,795)	14,976	(2,174)
Inventories	6,214	(6,617)	(1,337)
Prepaid expenses and deposits	(2,620)	1,015	2,632
Other assets	–	–	6,461
Accounts payable	6,620	(56,308)	21,430
Accrued liabilities	1,150	5,626	18,802
Long term accrued liabilities	7,809	1,431	2,883
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(541)	(2,617)	1,773

	$(39,591)	$46,193	$(8,291)

Investing activities:
Accounts payable	$1,840	$(630)	$(2,835)

26. Segmented information

a) General overview

The Company operates in the following reportable business segments, which follow the organization, management and reporting structure within the Company:

•	Heavy Construction and Mining:

The Heavy Construction and Mining segment provides mining and site preparation services, including overburden removal and reclamation services, project management underground utility construction and equipment rental, to a variety of customers throughout Canada.

•	Piling:

The Piling segment provides deep foundation construction and design build services to a variety of industrial and commercial customers throughout Western Canada and Ontario.

•	Pipeline:

The Pipeline segment provides both small and large diameter pipeline construction and installation services as well as equipment rental to energy and industrial clients throughout Western Canada.

The accounting policies of the reportable operating segments are the same as those described in the significant accounting policies in note 3. Certain business units of the Company have been aggregated into the Heavy Construction and Mining segment as they have similar economic characteristics. These business units are considered to have similar economic characteristics based on similarities in the nature of the services provided, the customer base and the resources used to provide these services.

b) Results by business segment

For the year ended March 31, 2010	Heavy Construction and Mining	Piling	Pipeline	Total
Revenue from external customers	$665,514	$68,531	$24,920	$758,965
Depreciation of property, plant and equipment	34,419	2,842	153	37,414
Segment profits	111,016	11,288	(3,851)	118,453
Segment assets	435,098	92,980	14,765	542,843
Capital expenditures	40,532	1,081	948	42,561

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  33

For the year ended March 31, 2009	Heavy Construction and Mining	Piling	Pipeline	Total
Revenue from external customers	$716,053	$155,076	$101,407	$972,536
Depreciation of property, plant and equipment	25,690	3,380	581	29,651
Segment profits	109,580	38,776	22,470	170,826
Impairment of goodwill	(125,447)	(18,000)	(32,753)	(176,200)
Segment assets	373,861	88,908	7,898	470,667
Capital expenditures	73,689	8,679	75	82,443

For the year ended March 31, 2008	Heavy Construction and Mining	Piling	Pipeline	Total
Revenue from external customers	$626,582	$162,397	$200,717	$989,696
Depreciation of property, plant and equipment	23,260	3,340	969	27,569
Segment profits	102,686	45,362	25,465	173,513
Segment assets	498,722	110,288	88,143	697,153
Capital expenditures	35,216	12,945	5,229	53,390

c) Reconciliations

i) Income (loss) before income taxes

Year ended March 31,	2010	2009	2008
Total profit for reportable segments	$118,453	$170,826	$173,513
Less: unallocated corporate items:
General and administrative costs	62,530	74,460	69,806
Loss on disposal of property, plant and equipment	1,233	5,325	179
Loss on disposal of assets held for sale	373	24	493
Amortization of intangible assets	1,719	1,501	804
Equity in earnings of unconsolidated joint venture	(44)	–	–
Impairment of goodwill	–	176,200	–
Interest expense, net	26,080	29,612	29,080
Foreign exchange (gain) loss	(48,901)	47,272	(25,660)
Realized and unrealized loss (gain) on derivative financial instruments	54,411	(37,250)	30,075
Other income	(14)	(5,955)	(418)
Unallocated equipment (recoveries) costs (i)	(20,832)	408	10,504

Income (loss) before income taxes	$41,898	$(120,771)	$58,650

(i)	Unallocated equipment costs represent actual equipment costs, including non-cash items such as depreciation which have not been allocated to reportable segments. Unallocated equipment recoveries arise when actual equipment costs charged to reported segment exceed actual equipment costs incurred.

ii) Total assets

	March 31, 2010	March 31, 2009
Total assets for reportable segments	$542,843	$470,667
Corporate assets:
Cash	$103,005	$98,880
Property, plant and equipment	17,883	19,890
Deferred tax assets	14,478	19,465
Other	24,408	20,373

Total corporate assets	$159,774	$158,608

Total assets	$702,617	$629,275

The Company’s goodwill of $25,111 is assigned to the Piling segment. All of the Company’s assets are located in Canada.

iii) Depreciation of property, plant and equipment

Year ended March 31,	2010	2009	2008
Total depreciation for reportable segments	$37,414	$29,651	$27,569
Depreciation for corporate assets	5,222	6,738	8,151

Total depreciation	$42,636	$36,389	$35,720

34  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

iv) Capital expenditures for property, plant and equipment

Year ended March 31,	2010	2009	2008
Total capital expenditures for reportable segments	$42,561	$82,443	$53,390
Capital expenditures for corporate assets	12,790	5,096	1,689

Total capital expenditures including additions to intangible assets	$55,351	$87,539	$55,079

d) Customers

The following customers accounted for 10% or more of total revenues:

Year ended March 31,	2010	2009	2008
Customer A	51%	31%	23%
Customer B	19%	9%	13%
Customer C	9%	18%	13%
Customer D	5%	15%	13%
Customer E	0%	10%	19%

The revenue by major customer was earned in Heavy Construction and Mining, Piling and Pipeline segments.

27. Related party transactions

The Sterling Group, L.P., Perry Strategic Capital Inc., and SF Holding Corp. are collectively the “Sponsors” of the Company. The Company may receive consulting and advisory services provided by the Sponsors (principals or employees of such Sponsors are directors of the Company) with respect to the organization of the companies, employee benefit and compensation arrangements, and other matters, and no fee is charged for these consulting and advisory services.

In order for the Sponsors to provide such advisory and consulting services, the Company provides reports, financial data and other information to the Sponsors. This permits them to consult with and advise the Company’s management on matters relating to its operations, company affairs and finances. In addition, this permits them to visit and inspect any of the Company’s properties and facilities.

Additionally, the Company entered into a shared service agreement with its joint venture, Noramac Ventures Inc. There have been no transactions under this agreement during the year ended March 31, 2010. (note 14).

There were no material related party transactions during the year ended March 31, 2010, 2009 and 2008. All related party transactions were in the normal course of operations and were measured at the exchange amount, being the consideration established and agreed to by the related parties.

28. Commitments

The annual future minimum lease payments for heavy equipment, office equipment and premises in respect of operating leases, excluding contingent rentals, for the next five years and thereafter are as follows:

For the year ending March 31,
2011	$62,862
2012	52,999
2013	37,899
2014	25,942
2015 and thereafter	15,965

$195,667

Contingent rental expense is recognized when the achievement of specified targets is considered probable. The contingent rental expenses are included in “Equipment operating lease expense and equipment costs” in the Consolidated Statements of Operations and Comprehensive Income (Loss). Total contingent rentals on operating leases consisting principally of usage charges in excess of minimum contracted amounts for the years ended March 31, 2010, 2009 and 2008 amounted to $10,246, $7,665 and $15,482 respectively.

29. Employee benefit plans

The Company and its subsidiaries match voluntary contributions made by the employees to their Registered Retirement Savings Plans to a maximum of 5% of base salary for each employee. Contributions made by the Company during the year ended March 31, 2010 were $1,393 (2009 – $2,540; 2008 – $2,053).

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  35

30. Stock-based compensation plan

Stock-based compensation expenses included in general and administrative costs are as follows:

Year ended March 31,	2010	2009	2008
Share option plan	$2,135	$1,888	$1,937
Deferred performance share unit plan	123	61	–
Restricted share unit plan	1,010	–	–
Director’s share unit plan	2,002	356	190

	$5,270	$2,305	$2,127

a) Share option plan

Under the 2004 Amended and Restated Share Option Plan, directors, officers, employees and certain service providers to the Company are eligible to receive stock options to acquire voting common shares in the Company. Each stock option provides the right to acquire one common share in the Company and expires ten years from the grant date or on termination of employment. Options may be exercised at a price determined at the time the option is awarded, and vest as follows: no options vest on the award date and twenty percent vest on each subsequent anniversary date.

	Number of options	Weighted average exercise price $ per share
Outstanding at March 31, 2007	2,146,840	6.03
Granted	481,600	13.80
Exercised (i)	(324,816)	(5.00)
Options settled for cash	(62,760)	(5.00)
Forfeited	(204,500)	(11.56)

Outstanding at March 31, 2008	2,036,364	7.54
Granted	344,800	8.22
Exercised (i)	(109,000)	(6.45)
Forfeited	(200,280)	(9.40)

Outstanding at March 31, 2009	2,071,884	7.53
Granted	375,700	8.88
Exercised (i)	(10,800)	(4.90)
Options settled for cash	(95,720)	(4.95)
Forfeited	(90,260)	(8.53)

Outstanding at March 31, 2010	2,250,804	7.84

(i)	All stock options exercised resulted in new common shares being issued (note 21(a)).

Cash received from the option exercises for the year ended March 31, 2010 was $53 (March 31, 2009 –$703, March 31, 2008 – $1,627). Cash paid for options settled for cash for the year ended March 31, 2010 was $244 (March 31, 2009 – $nil, March 31, 2008 – $581). The total intrinsic value of options exercised for the years ended March 31, 2010, 2009 and 2008 was $277, $1,238, and $4,855 respectively.

The following table summarizes information about stock options outstanding at March 31, 2010:

	Options outstanding			Options exercisable
Exercise price	Number	Weighted average remaining life	Weighted average exercise price	Number	Weighted average remaining life	Weighted average exercise price
$5.00	1,171,504	4.8 years	$5.00	1,015,952	4.7 years	$5.00
$16.75	27,760	6.5 years	$16.75	16,656	6.5 years	$16.75
$13.50	230,960	7.7 years	$13.50	93,800	7.7 years	$13.50
$13.21	75,000	7.8 years	$13.21	30,000	7.8 years	$13.21
$15.37	81,500	8.0 years	$15.37	32,600	8.0 years	$15.37
$16.01	75,000	8.0 years	$16.01	15,000	8.0 years	$16.01
$16.46	50,000	8.0 years	$16.46	10,000	8.0 years	$16.46
$3.69	163,380	8.7 years	$3.69	30,900	8.7 years	$3.69
$8.28	160,000	9.2 years	$8.28	–	–	–
$9.33	215,700	9.9 years	$9.33	–	–	–

	2,250,804	6.6 years	$7.84	1,244,908	5.3 years	$6.46

At March 31, 2010, the weighted average remaining contractual life of outstanding options is 6.6 years (March 31, 2009 – 7.0 years). The fair value of options vested during the year ended March 31, 2010 was $1,594.

At March 31, 2010, the total compensation costs related to non-vested awards not yet recognized was $3,351 and these costs are expected to be recognized over a weighted average period of 3.4 years.

36  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

The fair value of each option granted by the Company was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

Year ended March 31,	2010	2009	2008
Number of options granted	375,700	344,800	481,600
Weighted average fair value per option granted ($)	6.25	4.53	4.92
Weighted average assumptions:
Dividend yield	Nil%	Nil%	Nil%
Expected volatility	76.27%	59.01%	38.80%
Risk-free interest rate	3.39%	3.24%	4.25%
Expected life (years)	6.5	6.5	6.5

The Company uses company specific historical data to estimate the expected life of the option, such as employee option exercise and employee post-vesting departure behaviour. Since the Company’s shares have been publicly traded for a period that is shorter than the expected life of the share option, expected volatility is estimated based on the historical volatility of a peer group of similar entities in addition to its own historical volatility.

On October 6, 2006, the Company approved the Amended and Restated 2004 Share Option Plan. The amended plan was approved by the shareholders on November 3, 2006 and became effective on the closing of the IPO. Option grants under the amended option plan may be made to directors, officers, employees and service providers selected by the Compensation Committee of the Company’s Board of Directors. The Compensation Committee may provide that any options granted will vest immediately or in increments over a period of time. Options to be granted under the amended option plan will have an exercise price of not less than the volume weighted average trading price of the common shares on the Toronto Stock Exchange or the New York Stock Exchange at the time of grant. The amended option plan provides that up to 10% of the Company’s issued and outstanding common shares from time to time may be reserved for issue or issued from treasury under the amended option plan.

In the event of certain change of control events as defined in the amended option plan, all outstanding options will become immediately vested and exercisable. The amended option plan provides that the Company’s Board of Directors can make certain specified amendments to the option plan subject to receipt of shareholder and regulatory approval, and further authorizes the Board of Directors to make all other amendments to the plan, subject only to regulatory approval but without shareholder approval. The amendments the Board of Directors may make without shareholder approval include amendments of a housekeeping nature, changes to the vesting provisions of an option or the option plan, changes to the termination provisions of an option or the option plan which do not entail an extension beyond the original expiry date, the discontinuance of the option plan, and the addition of provisions relating to phantom share units, such as restricted share units and deferred share units which result in participants receiving cash payments, and the terms governing such features.

The amended option plan provides that each option includes a cashless exercise alternative which provides a holder of an option with the right to elect to receive cash in lieu of purchasing the number of shares under the option. Notwithstanding such right, the amended option plan provides that the Company may elect, at its sole discretion, to net settle the option in common shares.

All outstanding options granted under the 2004 Stock Option Plan remained outstanding after the amended and restated plan became effective.

b) Deferred performance share unit plan

On March 19, 2008, the Company approved a Deferred Performance Share Unit (“DPSU”) Plan which became effective April 1, 2008.

DPSUs will be granted effective April 1 of each fiscal year in respect of services to be provided in that fiscal year and the following two fiscal years. The DPSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Compensation Committee of the Board of Directors at the date of grant. Such performance criterion includes the passage of time and is based upon return on invested capital calculated on operating income and average operating assets. The date of the third fiscal year-end following the date of the grant of DPSUs is the maturity date for such DPSUs. At the maturity date, the Compensation Committee assesses the participant against the performance criteria and determines the number of DPSUs that have been earned (earned DPSUs).

The settlement of the participant’s entitlement is made either in cash in an amount equivalent to the number of earned DPSUs multiplied by the value of the Company’s common shares at the date of maturity or in a number of common shares equal to the number of earned DPSUs. If settled in common shares, the common shares are purchased on the open market or through the issuance of shares from treasury.

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  37

The fair value of each unit under the DPSU Plan was estimated on the date of the grant using Black-Scholes option pricing model. The weighted average assumptions used in estimating the fair value of the share options issued under the DPSU Plan at April 1, 2009 and April 1, 2008 are as follows:

Year ended March 31,	2010	2009
Number of units granted	908,165	111,020
Weighted average fair value per unit granted ($)	4.71	12.34
Weighted average assumptions:
Dividend yield	Nil%	Nil%
Expected volatility	96.89%	56.25%
Risk-free interest rate	1.47%	2.83%
Expected life (years)	3.00	3.00

Since the Company’s shares have been publicly traded for a period that is shorter than the expected life of the DPSU, expected volatility is estimated based on the average historical volatility of a peer group of similar entities in addition to its own historical volatility.

Number of units
Outstanding at March 31, 2008	–
Granted	111,020
Exercised	–
Forfeited	(20,015)

Outstanding at March 31, 2009	91,005
Granted	908,165
Exercised	–
Forfeited	(102,671)
Converted to RSUs (note 30 (c))	(389,204)

Outstanding at March 31, 2010	507,295

The weighted average exercise price per unit is $nil.

None of the DPSUs have vested as of March 31, 2010. At March 31, 2010, the weighted average remaining contractual life of outstanding DPSU Plan units is 2.2 years (March 31, 2009 – 2.0 years). For the years ended March 31, 2010 and March 31, 2009, respectively, the Company granted 908,165 and 111,020 units under the Plan. Compensation expense was adjusted based upon management’s assessment of performance against return on invested capital targets and the ultimate number of units expected to be issued. As at March 31, 2010, there was approximately $792 of total unrecognized compensation cost related to non-vested share-based payment arrangements under the DPSU Plan, which is expected to be recognized over a weighted average period of 2.2 years and is subject to performance adjustments. On December 18, 2009, the Company converted 389,204 DPSUs into RSUs (note 30(c)).

c) Restricted share unit plan

On December 3, 2009, the Company approved a Restricted Share Unit (“RSU”) Plan which became effective December 18, 2009.

RSUs will be granted effective April 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs vest at the end of a three-year term. The Company classifies RSUs as a liability as the Company has the ability and intent to settle the awards in cash.

Compensation expense is calculated based on the fair value of each RSU as determined by the closing value of the Company’s common shares on each period end date. The Company recognizes compensation expense over the vesting period of the RSU term.

On December 18, 2009, the Company converted certain middle manager’s DPSUs (note 30(b)) into RSUs at a conversion factor of 80%.

Number of units
Outstanding at March 31, 2009
Converted from DPSUs at a conversion factor of 80%	311,358
Granted	169,489
Exercised
Forfeited	(12,032)

Outstanding at March 31, 2010	468,815

None of the RSUs have vested as of March 31, 2010. At March 31, 2010, the weighted average remaining contractual life of the RSUs outstanding was 2.3 years.

38  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

At March 31, 2010, the redemption value of these units was $9.68/unit (March 31, 2009 – $nil/unit).

Using the redemption value of $9.68/unit at March 31, 2010, there was approximately $3,508 of total unrecognized compensation cost related to non-vested share-based payment arrangement under the RSU Plan and these costs are expected to be recognized over a weighted average period of 2.3 years. On approval of the RSU Plan, the Company reclassified $20 from additional paid-in capital to restricted share unit liability related to the conversion of those employees converted from the DPSU Plan to the RSU Plan.

d) Director’s deferred stock unit plan

On November 27, 2007, the Company approved a Directors’ Deferred Stock Unit (“DDSU”) Plan, which became effective January 1, 2008. Under the DDSU Plan, non-officer directors of the Company receive 50% of their annual fixed remuneration (which is included in general and administrative costs in the Consolidated Statements of Operations and Comprehensive Income (Loss)) in the form of DDSUs and may elect to receive all or a part of their annual fixed remuneration in excess of 50% in the form of DDSUs. The number of DDSUs to be credited to the participants deferred unit account shall be determined by dividing the amount of the participant’s deferred remuneration by the fair market value per common share on the date the DDSUs are credited to the participant (the date the services are rendered by the participant). The DDSUs vest immediately upon grant and are only redeemable upon death or retirement of the participant for cash determined by the market price of the Company’s common shares for the 5 trading days immediately preceding death or retirement. Directors, who are not U.S. taxpayers, may elect to defer the maturity date until a date no later than December 1st of the calendar year following the year in which the actual maturity date occurred.

Number of units
Outstanding at March 31, 2007	–
Granted	11,807

Outstanding at March 31, 2008	11,807
Granted	127,884

Outstanding at March 31, 2009	139,691
Granted	123,575

Outstanding at March 31, 2010	263,266

At March 31, 2010, the redemption value of these units was $9.68/unit (March 31, 2009 – $3.91/unit). There is no unrecognized compensation expense related to deferred share units, since these awards vest immediately when granted.

31. Contingencies

During the normal course of the Company’s operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

32. Comparative figures

Certain of the comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements.

33. Subsequent event

On April 7, 2010, the Company issued, through private placement in Canada and the U.S. $225.0 million of 9.125% Series 1 Senior Unsecured Debentures (the “Debentures”). The Debentures mature on April 7, 2017. The Debentures will bear interest from the date of issue at 9.125% per annum and such interest is payable in equal installments semi-annually in arrears on April 7 and October 7 in each year, commencing on October 7, 2010.

The Debentures are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by the Company or any of its subsidiaries. The Debentures are effectively subordinated to all secured debt to the extent of collateral on such debt.

At any time prior to April 7, 2013, the Company may redeem up to 35% of the aggregate principal amount of the Debentures, with the net cash proceeds of one or more of the Company’s Public Equity Offerings at a redemption price equal to 109.125% of the principal amount; plus accrued and unpaid interest to the date of redemption, so long as:

i)	at least 65% of the original aggregate amount of the Debentures remains outstanding after each redemption; and

ii)	any redemption by the Company is made within 90 days of the equity offering.

At any time prior to April 7, 2013, the Company may on one or more occasions redeem the Debentures, in whole or in part, at a redemption price which is equal to the greater of (a) the Canada Yield Price and (b) 100% of the aggregate

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  39

principal amount of Debentures redeemed, plus, in each case, accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The Debentures are redeemable at the option of the Company, in whole or in part, at any time on or after: April 7, 2013 at 104.563% of the principal amount; April 7, 2014 at 103.042% of the principal amount; April 7, 2015 at 101.520% of the principal amount; April 7, 2016 and thereafter at 100% of the principal amount; plus, in each case, interest accrued to the redemption date.

If a change of control occurs, the Company will be required to offer to purchase all or a portion of each Debenture holder’s Debentures, at a purchase price in cash equal to 101% of the principal amount of the Debentures offered for repurchase plus accrued interest to the date of purchase.

On April 8, 2010, the Company settled the cross-currency and interest rate swaps for a total of $92.5 million. On April 28, 2010, the Company redeemed the 8 3/4% senior notes for a total of $207.6 million and wrote off deferred financing costs of $4.5 million. These payments were funded by the net proceeds received from the issuance of the Debentures and available cash on hand.

On April 30, 2010, the Company entered into an amended and restated credit agreement to extend the term of the credit facilities and increase the amount of the term loans. The new credit facilities provide for total borrowings of up to $163.4 million (previously $125.0 million) under which revolving loans, term loans and letters of credit may be issued. The Revolving Facility of $85.0 million (previously $90.0 million) was undrawn at closing. The new agreement includes two term facilities providing for borrowings of up to $78.4 million. At April 30, 2010, the Term A Facility and Term B Facility were both fully drawn at $28.4 million and $50.0 million, respectively. The new facilities mature on April 30, 2013.

Advances under the Revolving Facility may be repaid from time to time at the Company’s option. The term facilities include mandatory repayments totaling $10.0 million per year with $2.5 million paid on the last day of each quarter commencing June 30, 2010. In addition, the Company must make annual payments within 120 days of the end of its fiscal year in the amount of 50% of Consolidated Excess Cash Flow (as defined in the credit agreement) to a maximum of $4.0 million.

Interest on Canadian base rate loans is paid at variable rates based on the Canadian prime rate plus the applicable pricing margin (as defined within the credit agreement). Interest on US base rate loans is paid at a rate per annum equal to the US base rate plus the applicable pricing margin. Interest on prime and US base rate loans is payable monthly in arrears and computed on the basis of a 365 day or 366 day year, as the case may be. Interest on LIBOR loans is paid during each interest period at a rate per annum, calculated on a 360 day year, equal to the LIBOR rate with respect to such interest period plus the applicable pricing margin.

Subsequent to March 31, 2010, the Company recorded additional financing costs on the Debentures and the amended credit agreement of $6.9 million and $1.0 million respectively. These additional costs will be recorded as deferred financing costs in the Interim Consolidated Balance Sheets.

40  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

34. United States and Canadian accounting policy differences

These consolidated financial statements have been prepared in accordance with U.S. GAAP, which differs in certain respects from Canadian GAAP. If Canadian GAAP were employed, the Company’s net income (loss) would be adjusted as follows:

Consolidated Statements of Operations, Comprehensive Income and Deficit - for the year ended March 31, 2010	U.S. GAAP	Adjustments	Canadian GAAP
Revenue (g)	$758,965	$4,336	$763,301
Project costs (g)	301,307	3,542	304,849
Equipment costs	209,408	–	209,408
Equipment operating lease expense	66,329	–	66,329
Depreciation (a)	42,636	(124)	42,512

Gross profit	139,285	918	140,203
General and administrative costs (c) and (g)	62,530	706	63,236
Loss on disposal of property, plant and equipment	1,233	–	1,233
Loss on disposal of assets held for sale	373	–	373
Amortization of intangible assets (b)	1,719	831	2,550
Equity in earnings of unconsolidated joint venture (g)	(44)	44	–

Operating income before the undernoted	73,474	(663)	72,811
Interest expense, net (b)	26,080	(2,486)	23,594
Foreign exchange gain (b)	(48,901)	496	(48,405)
Realized and unrealized loss on derivative financial instruments (d)	54,411	–	54,411
Other income	(14)	–	(14)

Income before income taxes	41,898	1,327	43,225
Income taxes:
Current income taxes	3,803	–	3,803
Deferred income taxes (h)	9,876	372	10,248

Net income and comprehensive income for the year	28,219	955	29,174
Deficit, beginning of year	(158,105)	126	(157,979)

Deficit, end of year	$(129,886)	$1,081	$(128,805)

Net income per share – basic	$0.78	$0.03	$0.81

Net income per share – diluted	$0.77	$0.02	$0.79

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  41

Consolidated Statements of Operations, Comprehensive Loss and Deficit – for the year ended March 31, 2009	U.S. GAAP	Adjustments	Canadian GAAP
Revenue	$972,536	$–	$972,536
Project costs	505,026	–	505,026
Equipment costs	217,120	–	217,120
Equipment operating lease expense	43,583	–	43,583
Depreciation (a)	36,389	(162)	36,227

Gross profit	170,418	162	170,580
General and administrative costs (c)	74,460	(55)	74,405
Loss on disposal of property, plant and equipment	5,325	–	5,325
Loss on disposal of assets held for sale	24	–	24
Amortization of intangible assets (b)	1,501	837	2,338
Impairment of goodwill	176,200	–	176,200

Operating loss before the undernoted	(87,092)	(620)	(87,712)
Interest expense, net (b)	29,612	(2,162)	27,450
Foreign exchange loss (b)	47,272	(606)	46,666
Realized and unrealized gain on derivative financial instruments (d)	(37,250)	4,655	(32,595)
Other income	(5,955)	–	(5,955)

Loss before income taxes	(120,771)	(2,507)	(123,278)
Income taxes:
Current income taxes	5,546	–	5,546
Deferred income taxes (h)	9,087	(34)	9,053

Net loss and comprehensive loss for the year	(135,404)	(2,473)	(137,877)
Deficit, beginning of year	(22,701)	1,608	(21,093)
Change in accounting policy related to inventories (f)	–	991	991

Deficit, end of year	$(158,105)	$126	$(157,979)

Net loss per share – basic	$(3.76)	$(0.07)	$(3.83)

Net loss per share – diluted	$(3.76)	$(0.07)	$(3.83)

Consolidated Statements of Operations, Comprehensive Income and Deficit - for the year ended March 31, 2008	U.S. GAAP	Adjustments	Canadian GAAP
Revenue	$989,696	$–	$989,696
Project costs	592,458	–	592,458
Equipment costs (f)	176,190	1,383	177,573
Equipment operating lease expense	22,319	–	22,319
Depreciation (a)	35,720	(131)	35,589

Gross profit	163,009	(1,252)	161,757
General and administrative costs (c)	69,806	(136)	69,670
Loss on disposal of property, plant and equipment	179	–	179
Loss on disposal assets held for sale	493	–	493
Amortization of intangible assets (b)	804	794	1,598

Operating income before the undernoted	91,727	(1,910)	89,817
Interest expense, net (b)	29,080	(2,061)	27,019
Foreign exchange gain (b)	(25,660)	218	(25,442)
Realized and unrealized loss on derivative financial instruments (d)	30,075	4,000	34,075
Other income	(418)	–	(418)

Income before income taxes	58,650	(4,067)	54,583
Income taxes:
Current income taxes	80	–	80
Deferred income taxes (h)	17,036	(511)	16,525

Net income and comprehensive income for the year	41,534	(3,556)	37,978
Deficit, beginning of year – as previously reported	(64,235)	8,709	(55,526)
Change in accounting policy related to financial instruments (j)	–	(3,545)	(3,545)

Deficit, end of year	$(22,701)	$1,608	$(21,093)

Net income per share – basic	$1.16	$(0.10)	$1.06

Net income per share – diluted	$1.13	$(0.10)	$1.03

42  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

The cumulative effect of material differences between U.S. and Canadian GAAP on the consolidated balance sheets of the Company is as follows:

Consolidated Balance Sheets as at March 31, 2010	U.S. GAAP	Adjustments	Canadian GAAP
Assets
Current assets:
Cash and cash equivalents (g)	$103,005	$1,240	$104,245
Accounts receivable (g)	111,884	1,432	113,316
Unbilled revenue (g)	84,702	1,794	86,496
Inventories	5,659	–	5,659
Prepaid expenses and deposits (g)	6,881	87	6,968
Deferred taxes assets	3,481	–	3,481

	315,612	4,553	320,165
Prepaid expenses and deposits	4,005	–	4,005
Assets held for sale	838	–	838
Property, plant and equipment (a)	328,743	(536)	328,207
Intangible assets (b)	7,669	1,051	8,720
Deferred financing costs (b)	6,725	(5,685)	1,040
Investment in and advances to unconsolidated joint venture (g)	2,917	(2,917)	–
Goodwill	25,111	–	25,111
Deferred taxes assets	10,997	–	10,997

	$702,617	$(3,534)	$699,083

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable (g)	$66,876	$1,637	$68,513
Accrued liabilities	47,191	–	47,191
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	1,614	–	1,614
Current portion of capital lease obligations	5,053	–	5,053
Current portion of derivative financial instruments	22,054	(1,506)	20,548
Current portion of long term debt	6,072	–	6,072
Deferred taxes liabilities	16,781	–	16,781

	165,641	131	165,772
Deferred lease inducements	761	–	761
Long term accrued liabilities	14,943	–	14,943
Capital lease obligations	8,340	–	8,340
Long term debt	22,374	–	22,374
Senior notes (b) and (d)	203,120	(1,506)	201,614
Director deferred stock unit liability	2,548	–	2,548
Restricted share unit liability	1,030	–	1,030
Derivative financial instruments	75,001	1,506	76,507
Asset retirement obligation	360	–	360
Deferred taxes liabilities (h)	27,441	(1,052)	26,389

	521,559	(921)	520,638

Shareholders’ equity:
Common shares (authorized – unlimited number of voting and non-voting common shares; issued and outstanding – March 31, 2010 – 36,049,276 voting common shares) (e)	303,505	(3,458)	300,047
Additional paid-in capital (c) and (h)	7,439	(236)	7,203
Deficit (a – h)	(129,886)	1,081	(128,805)

	181,058	(2,613)	178,445

	$702,617	$(3,534)	$699,083

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  43

Consolidated Balance Sheets as at March 31, 2009	U.S. GAAP	Adjustments	Canadian GAAP
Assets
Current assets:
Cash and cash equivalents	$98,880	$–	$98,880
Accounts receivable	78,323	–	78,323
Unbilled revenue	55,907	–	55,907
Inventories	11,814	–	11,814
Prepaid expenses and deposits	4,781	–	4,781
Deferred taxes assets	7,033	–	7,033

	256,738	–	256,738
Prepaid expenses and deposits	3,504	–	3,504
Assets held for sale	2,760	–	2,760
Property, plant and equipment (a)	316,115	(660)	315,455
Intangible assets (b)	5,944	767	6,711
Deferred financing costs (b)	7,910	(7,910)	–
Goodwill	23,872	–	23,872
Deferred taxes assets	12,432	–	12,432

	$629,275	$(7,803)	$621,472

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$56,204	$–	$56,204
Accrued liabilities	45,001	–	45,001
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	2,155	–	2,155
Current portion of capital lease obligations	5,409	–	5,409
Current portion of derivative financial instruments	11,439	–	11,439
Deferred taxes liabilities	7,749	–	7,749

	127,957	–	127,957
Deferred lease inducements	836	–	836
Long term accrued liabilities	7,134	–	7,134
Capital lease obligations	12,075	–	12,075
Senior notes (b) and (d)	255,756	(2,857)	252,899
Director deferred stock unit liability	546	–	546
Derivative financial instruments	43,048	–	43,048
Asset retirement obligation	386	–	386
Deferred taxes liabilities (h)	30,745	(1,423)	29,322

	478,483	(4,280)	474,203

Shareholders’ equity:
Common shares (authorized – unlimited number of voting and non-voting common shares; issued and outstanding – March 31, 2009 – 36,038,476 voting common shares) (e)	303,431	(3,458)	299,973
Additional paid-in capital (c) and (h)	5,466	(191)	5,275
Deficit (a – h)	(158,105)	126	(157,979)

	150,792	(3,523)	147,269

	$629,275	$(7,803)	$621,472

44  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

Consolidated Statements of Cash Flows – for the year ended March 31, 2010
Cash provided by (used in):	U.S. GAAP	Adjustments	Canadian GAAP
Operating activities:
Net income for the year	$28,219	$955	$29,174
Items not affecting cash:
Depreciation	42,636	(124)	42,512
Equity in earnings of unconsolidated joint venture	(44)	44	–
Amortization of intangible assets	1,719	831	2,550
Amortization of deferred lease inducements	(107)	–	(107)
Amortization of deferred financing costs	3,348	(2,486)	862
Loss on disposal of property, plant and equipment	1,233	–	1,233
Loss on disposal of assets held for sale	373	–	373
Unrealized foreign exchange gain on senior notes	(48,920)	496	(48,424)
Unrealized loss on derivative financial instruments measured at fair value	38,852	–	38,852
Stock-based compensation expense	5,270	(46)	5,224
Accretion of asset retirement obligation	5	–	5
Deferred income taxes	9,876	372	10,248
Net changes in non-cash working capital	(39,591)	(1,675)	(41,266)

	42,869	(1,633)	41,236

Investing activities:
Acquisition, net of cash acquired	(5,410)	–	(5,410)
Purchase of property, plant and equipment	(51,989)	–	(51,989)
Purchase of intangible assets	(3,362)	–	(3,362)
Additions to assets held for sale	(1,739)	–	(1,739)
Investment in and advances to unconsolidated joint venture	(2,873)	2,873	–
Proceeds on disposal of property, plant and equipment	1,440	–	1,440
Proceeds of disposal of assets held for sale	2,482	–	2,482
Net changes in non-cash working capital	1,840	–	1,840

	(59,611)	2,873	(56,738)

Financing activities:
Repayment of long term debt	(6,906)		(6,906)
Increase in long term debt	34,700	–	34,700
Cash settlement of stock options	(244)	–	(244)
Proceeds from stock options exercised	53	–	53
Financing costs	(1,123)	–	(1,123)
Repayment of capital lease obligations	(5,613)	–	(5,613)

	20,867	–	20,867

Increase in cash and cash equivalents	4,125	1,240	5,365
Cash and cash equivalents, beginning of year	98,880	–	98,880

Cash and cash equivalents, end of year	$103,005	$1,240	$104,245

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  45

Consolidated Statements of Cash Flows – for the year ended March 31, 2009
Cash provided by (used in):	U.S. GAAP	Adjustments	Canadian GAAP
Operating activities:
Net loss for the year	$(135,404)	$(2,473)	$(137,877)
Items not affecting cash:
Depreciation	36,389	(162)	36,227
Amortization of intangible assets	1,501	837	2,338
Impairment of goodwill	176,200	–	176,200
Amortization of deferred lease inducements	(105)	–	(105)
Amortization of deferred financing costs	2,970	(2,162)	808
Loss on disposal of property, plant and equipment	5,325	–	5,325
Loss on disposal of assets held for sale	24	–	24
Unrealized foreign exchange loss on senior notes	46,466	(606)	45,860
Unrealized gain on derivative financial instruments measured at fair value	(39,921)	4,655	(35,266)
Stock-based compensation expense	2,305	(55)	2,250
Accretion of asset retirement obligation	155	–	155
Deferred income taxes	9,087	(34)	9,053
Net changes in non-cash working capital	46,193	–	46,193

	151,185	–	151,185

Investing activities:
Purchase of property, plant and equipment	(84,437)	–	(84,437)
Purchase of intangible assets	(3,102)	–	(3,102)
Additions to assets held for sale	(2,035)	–	(2,035)
Proceeds on disposal of property, plant and equipment	11,164	–	11,164
Proceeds of disposal of assets held for sale	325	–	325
Net changes in non-cash working capital	(630)	–	(630)

	(78,715)	–	(78,715)

Financing activities:
Proceeds from stock options exercised	703	–	703
Repayment of capital lease obligations	(6,156)	–	(6,156)

	(5,453)	–	(5,453)

Increase in cash and cash equivalents	67,017	–	67,017
Cash and cash equivalents, beginning of year	31,863	–	31,863

Cash and cash equivalents, end of year	$98,880	$–	$98,880

46  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

Consolidated Statements of Cash Flows – for the year ended March 31, 2008
Cash provided by (used in):	U.S. GAAP	Adjustments	Canadian GAAP
Operating activities:
Net income for the year	$41,534	$(3,556)	$37,978
Items not affecting cash:
Depreciation	35,720	(131)	35,589
Write-down of other assets to replacement cost	–	1,845	1,845
Amortization of intangible assets	804	794	1,598
Amortization of deferred lease inducements	(104)	–	(104)
Amortization of deferred financing costs	2,899	(2,061)	838
Loss on disposal of property, plant and equipment	179	–	179
Loss on disposal of assets held for sale	493	–	493
Unrealized foreign exchange gain on senior notes	(25,006)	218	(24,788)
Unrealized loss on derivative financial instruments measured at fair value	27,406	4,000	31,406
Stock-based compensation expense	2,127	(136)	1,991
Deferred income taxes	17,036	(511)	16,525
Net changes in non-cash working capital	(8,291)	(462)	(8,753)

	94,797	–	94,797

Investing activities:
Acquisition, net of cash acquired	(1,581)	–	(1,581)
Purchase of property, plant and equipment	(52,805)	–	(52,805)
Purchase of intangible assets	(2,274)	–	(2,274)
Additions to assets held for sale	(3,499)	–	(3,499)
Proceeds on disposal of property, plant and equipment	6,862	–	6,862
Proceeds of disposal of assets held for sale	10,200	–	10,200
Net changes in non-cash working capital	(2,835)	–	(2,835)

	(45,932)	–	(45,932)

Financing activities:
Repayment of long term debt	(20,500)	–	(20,500)
Cash settlement of stock options	(581)	–	(581)
Proceeds from stock options exercised	1,627	–	1,627
Financing costs	(776)	–	(776)
Repayment of capital lease obligations	(3,762)	–	(3,762)

	(23,992)	–	(23,992)

Increase in cash and cash equivalents	24,873	–	24,873
Cash and cash equivalents, beginning of year	6,990	–	6,990

Cash and cash equivalents, end of year	$31,863	$–	$31,863

The areas of material difference between Canadian and U.S. GAAP and their impact on the Company’s consolidated financial statements are described below:

a) Capitalization of interest

U.S. GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP. The capitalized amount is subject to depreciation in accordance with the Company’s policies when the asset is placed into service.

b) Financing costs, discounts and premiums

Under U.S. GAAP, deferred financing costs incurred in connection with the Company’s senior notes are being amortized over the term of the related debt using the effective interest method. Prior to April 1, 2007, for Canadian GAAP purposes, these transaction costs were recorded as a deferred asset under Canadian GAAP and these deferred financing costs were being amortized on a straight-line basis over the term of the debt.

Effective April 1, 2007, the Company adopted CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, on a retrospective basis without restatement as described below. Although Section 3855 also requires the use of the effective interest method to account for the amortization of finance costs, the requirement to bifurcate the issuer’s early prepayment option on issuance of the debt (which is not required under U.S. GAAP) resulted in an additional premium that is being amortized over the term of the debt under Canadian GAAP. In addition, foreign denominated transaction costs, discounts and premiums are considered as part of the carrying value of the related financial liability under Canadian GAAP and are subject to foreign currency gains or losses resulting from periodic translation procedures as they are treated as a monetary item under Canadian GAAP. Under U.S. GAAP, foreign denominated transaction costs are considered non-monetary and are not subject to foreign currency gains and losses resulting from periodic translation procedures.

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  47

In connection with the adoption of Section 3855, transaction costs incurred in connection with the Company’s Revolving Facility of $1,622 were reclassified from deferred financing costs to intangible assets on April 1, 2007 under Canadian GAAP and these costs continue to be amortized on a straight-line basis over the term of the facility. Under U.S. GAAP, the Company continues to amortize these transaction costs over the stated term of the related debt using the effective interest method. The Company discloses the financing costs for both the senior notes and the Revolving Facility as deferred financing costs on the Consolidated Balance Sheets with the amortization charge classified as interest on the Consolidated Statements of Operations and Comprehensive Income (Loss). Under Canadian GAAP, the financing costs related to the senior notes are included in the “senior notes” balance on the Consolidated Balance Sheets.

c) Stock-based compensation

Up until April 1, 2006, the Company followed the provisions of ASC 718, “Share-Based Payment” (formerly Statement of Financial Accounting Standards No. 123, “Stock-Based Compensation”), for U.S. GAAP purposes. As the Company uses the fair value method of accounting for all stock-based compensation payments under Canadian GAAP, there were no differences between Canadian and U.S. GAAP prior to April 1, 2006. On April 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS 123R”), which is now a part of ASC 718. As the Company used the minimum value method for purposes of complying with Statement of Financial Accounting Standards No. 123, it was required to adopt the provisions under the revised guidance prospectively. Under Canadian GAAP, the Company was permitted to exclude volatility from the determination of the fair value of stock options granted until the filing of its initial registration statement relating to the initial public offering of voting shares on July 21, 2006. As a result, for options issued between April 1, 2006 and July 21, 2006, there is a difference between Canadian and U.S. GAAP relating to the determination of the fair value of options granted.

d) Derivative financial instruments

Under Canadian GAAP, the Company determined that the issuer’s early prepayment option included in the senior notes should be bifurcated from the host contract, along with a contingent embedded derivative in the senior notes that provide for accelerated redemption by the holders in certain instances. These embedded derivatives were measured at fair value at the inception of the senior notes and the residual amount of the proceeds was allocated to the debt. Changes in fair value of the embedded derivatives are recognized in net income and the carrying amount of the senior notes is accreted to par value over the term of the notes using the effective interest method and is recognized as interest expense as discussed in b) above. Prior to April 1, 2007 under Canadian GAAP, separate accounting of embedded derivatives from the host contract was not permitted by EIC-117.

Under U.S. GAAP, ASC 815 (formerly Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”)) establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts and debt instruments) be recorded in the balance sheet as either an asset or liability measured at its fair value. The contingent embedded derivative in the senior notes that provide for accelerated redemption by the holders in certain instances met the criteria for bifurcation from the debt contract and separate measurement at fair value. The embedded derivative has been measured at fair value and changes in fair value recorded in net income for all periods presented. The issuer’s early prepayment option included in the senior notes does not meet the criteria as an embedded derivative under ASC 815 (formerly SFAS 133) and was not bifurcated from the host contract and measured at fair value resulting in a U.S. GAAP and Canadian GAAP difference.

On adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, the Company reviewed the accounting treatment of a number of outstanding contracts and determined that a price escalation feature in a revenue construction contract and supplier contracts entered into prior to April 1, 2007 contained embedded derivatives that are not closely related to the host contract under Canadian GAAP. The Company recorded the fair value of these embedded derivatives on April 1, 2007 of $9,720, with a corresponding increase in opening deficit of $6,950, net of future income taxes of $2,770 for Canadian GAAP purposes. Under U.S. GAAP, the Company had recognized and measured these embedded derivatives since inception of the related contracts.

e) NAEPI Series B Preferred Shares

Prior to the modification of the terms of the North American Energy Partners Inc. (“NAEPI”) Series B preferred shares on March 30, 2006, there were no differences between Canadian GAAP and U.S. GAAP related to the NAEPI Series B preferred shares. As a result of the modification of terms of NAEPI’s Series B preferred shares, under Canadian GAAP, NACG continued to classify the NAEPI Series B preferred shares as a liability and was accreting the carrying amount of $42.2 million on the amendment date (March 30, 2006) to their December 31, 2011 redemption value of $69.6 million using the effective interest method. Under U.S. GAAP, NACG recognized the fair value of the amended NAEPI Series B preferred shares as minority interest as such amount was recognized as temporary equity in the accounts of NAEPI in accordance with EITF Topic D-98 and recognized a charge of $3.7 million to retained earnings for the difference between the fair value and the carrying amount of the Series B preferred shares on the amendment date. Under U.S. GAAP, NACG was accreting the initial fair value of the amended NAEPI Series B preferred shares of $45.9 million recorded on their amendment date (March 30, 2006) to the December 31, 2011 redemption value of $69.6 million using the effective

48  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

interest method, which was consistent with the treatment of the NAEPI Series B preferred shares as temporary equity in the financial statements of NAEPI. The accretion charge was recognized by NACG as a charge to minority interest (as opposed to retained earnings in the accounts of NAEPI) under U.S. GAAP and interest expense in NACG’s financial statements under Canadian GAAP.

On November 28, 2006, NACG exercised a call option to acquire all of the issued and outstanding NAEPI Series B preferred shares in exchange for 7,524,400 common shares of NACG. For Canadian GAAP purposes, NACG recorded the exchange by transferring the carrying value of the NAEPI Series B preferred shares on the exercise date of $44,682 to common shares. For U.S. GAAP purposes, the conversion has been accounted for as a combination of entities under common control as all of the shareholders of the NAEPI Series B preferred shares are also common shareholders of NACG resulting in the reclassification of the carrying value of the minority interest on the exercise date of $48,140 to common shares. NACG and NAEPI were amalgamated later in 2006 and the amalgamated entity continued as NAEPI.

f) Inventories

Effective April 1, 2008, the Company retrospectively adopted CICA Handbook Section 3031, “Inventories”, without restatement of prior periods. This standard requires inventories to be measured at the lower of cost and net realizable value and provides guidance on the determination of cost, including the allocation of overheads and other costs to inventories, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there are subsequent increases in the value of inventories. This new standard also clarifies that spare component parts that do not qualify for recognition as property, plant and equipment should be classified as inventory. In adopting this new standard, the Company reversed a tire impairment that was previously recorded at March 31, 2008 in other assets of $1,383 with a corresponding decrease to opening deficit of $991 net of future taxes of $392.

During the year ended March 31, 2008, the replacement cost (i.e. market) of spare tire inventory was lower than the original carrying amount of inventory. As a result, the Company recorded an inventory write-down of $1.4 million under Canadian GAAP. Under U.S. GAAP, market means current replacement cost. However, market under U.S. GAAP should not exceed the net realizable value nor should it be less than net realizable value reduced by an allowance for a normal profit margin. The Company established that the net realizable value and net realizable value less an allowance for a normal profit margin was greater than or equal to cost and as such a write-down of spare tires was not appropriate under U.S. GAAP for the year ended March 31, 2008. Please refer to note 3 aa).

g) Joint venture

The Company owns a 49% interest in Noramac Ventures Inc., a nominee company for the Company’s Noramac Joint Venture (JV) and the Company has joint control of this entity. Under U.S. GAAP, the Company records its share of earnings of the JV using the equity method of accounting. Under Canadian GAAP, the Company uses the proportionate consolidation method of accounting for the JV. Under the proportionate consolidation method the Company recognizes its share of the results of operations, cash flows, and financial position of the JV on a line-by-line basis in its consolidated financial statements and eliminates its share of all material intercompany transactions with the JV. While there is no impact on net income or earnings per share as a result of the U.S. GAAP treatment of the joint venture, as compared to Canadian GAAP, there are presentation differences affecting the disclosures in the consolidated financial statements and supporting notes. Under Canadian GAAP, the following assets, liabilities, revenues, expenses and cash flows would be recorded using the proportionate consolidation method.

March 31, 2010
Current assets	$4,476
Long term assets	77
Current liabilities	1,636
Long term liabilities	2,970

Net equity	$(53)

Year ended	March 31, 2010
Gross revenues	$4,387
Gross profit	805
Expenses	(761)

Net income	$44

Year ended	March 31, 2010
Cash flow from operating activities	$1,240
Cash flow from investing activities	–
Cash flow from financing activities	–

Increase in cash and cash equivalents	$1,240

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  49

h) Other matters

Other adjustments relate to the tax effect of items (a) through (f) above. The tax effects of temporary differences are described as future income taxes under Canadian GAAP whereas in these financial statements such amounts are described as deferred income taxes under U.S. GAAP. In addition, Canadian GAAP generally refers to additional paid-in capital as contributed surplus for financial statement presentation purposes.

i) Adjustments related to prior year financial statements

The financial statements for fiscal 2009 and fiscal 2008 under Canadian GAAP have been amended to correct the following errors identified during the preparation of the Company’s fiscal 2010 financial statements:

(i)	Reclassification of accrued liabilities. The financial statements for fiscal 2009 have been amended to correct a classification error with respect to accrued liabilities identified during the preparation of the Company’s fiscal 2010 consolidated financial statements. Certain operating lease agreements provide a maximum hourly usage limit, above which the Company will be required to pay for the over hour usage. These contingent rentals are recognized when payment is considered probable and are due at the end of the lease term. The Company has historically classified the contingent rentals as a current liability; however, certain of the amounts are due beyond one year from the balance sheet date. In the current year, the Company has reclassified amounts due beyond one year, from the balance sheet date, as a long term liability and has reclassified comparative figures accordingly. The amount reclassified on the Consolidated Balance Sheet was $7,134 as at March 31, 2009;

(ii)	Buy-out of leased assets. The financial statements for fiscal 2008 have been amended under Canadian GAAP to correct an error related to the method of accounting for an incentive at the time of buying previously leased assets, which was identified during the preparation of the Company’s fiscal 2010 consolidated financial statements. When an asset is leased under an operating lease agreement, as stated in the paragraph above, contingent rentals are recognized when payment is considered probable and are due at the end of the lease term. The Company can buy the asset at the end of the lease term at a pre-determined market price at which point the liability is extinguished since the lease agreement is cancelled. The Company has been traditionally extinguishing the liability for such lease buyouts by reducing equipment costs related to leased equipment, instead of considering the extinguishment of the liability as an incentive to purchase the asset and therefore reducing the cost of the asset. The correction of this error increased “Equipment costs” by $2,700, reduced “Depreciation” by $120, reduced “Future income taxes” by $774 and reduced “Net income and comprehensive income for the year” by $1,806 from the amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended March 31, 2008. It also reduced “Property, plant and equipment” by $2,580, reduced long-term future income tax liabilities by $774 and increased “Deficit” for the year by $1,806 from the amounts originally reported in the Consolidated Balance Sheet as at March 31, 2008. The financial statements for fiscal 2009 have also been amended under Canadian GAAP to correct an error related to the method of accounting for an incentive at time of buying previously leased assets, which was identified during the preparation of the Company’s fiscal 2010 consolidated financial statements as stated above. The correction of this error increased “Equipment costs” by $6,600, reduced “Depreciation” by $600, reduced “Future income taxes” by $1,800 and increased “Net loss and comprehensive loss for the year” by $4,200 from the amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended March 31, 2009. It also reduced “Property, plant and equipment” by $8,580, reduced long-term future income tax liabilities by $2,574 and increased “Deficit” for the year by $6,006 from the amounts originally reported in the Consolidated Balance Sheet as at March 31, 2009.

(iii)	Valuation of derivative financial instruments. The financial statements for fiscal 2009 have also been amended under Canadian GAAP to correct an error related to the determination of the fair value of the cross-currency and interest rate swap liabilities (collectively, the “swap liability”) which was identified on settlement of the swap liability on April 8, 2010. The Company recorded the fair value of the swap liability and in addition recorded accrued interest on the swap liability. This resulted in the swap liability being misstated and the changes in the fair value of the swap liability being misstated by the change in the amount of the accrued interest at each reporting period from March 31, 2009. The periods before March 31, 2009 were not materially impacted because prior to February 2, 2009, the Canadian Dollar interest rate swap was still in place (note 24(c)(ii)), and therefore the net accrued interest payable under the swap liability was not material. The error increased “Realized and unrealized gain on derivative financial instruments” by $7,514, increased income tax expense by $1,676 and reduced net loss by $5,838 from amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended March 31, 2009. It also reduced “Derivative financial instruments” by $7,514, increased long term future income taxes liabilities by $1,676 and reduced “Deficit” by $5,838 in the Consolidated Balance Sheet as at March 31, 2009.

50  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

The impact of the above corrections under Canadian GAAP on the Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended March 31, 2009 and March 31, 2008 are as follows:

For the year ended March 31, 2009	As previously reported	Adjustments	As amended
Equipment costs	$210,520	$6,600	$217,120
Depreciation	36,827	(600)	36,227
Realized and unrealized gain on derivative financial instruments	(25,081)	(7,514)	(32,595)
Future income taxes	9,177	(124)	9,053
Net loss and comprehensive loss for the year	(139,515)	1,638	(137,877)
Deficit, end of year	(157,811)	(168)	(157,979)
Net loss per share – basic	$(3.87)	$0.04	$(3.83)
Net loss per share – diluted	$(3.87)	$0.04	$(3.83)

For the year ended March 31, 2008	As previously reported	Adjustments	As amended
Equipment costs	$174,873	$2,700	$177,573
Depreciation	35,709	(120)	35,589
Future income taxes	17,299	(774)	16,525
Net income and comprehensive income for the year	39,784	(1,806)	37,978
Deficit, end of year	(19,287)	(1,806)	(21,093)
Net income per share – basic	$1.11	$(0.05)	$1.06
Net income per share – diluted	$1.08	$(0.05)	$1.03

The impact of the above corrections under Canadian GAAP on the Consolidated Balance Sheet as at March 31, 2009 is as follows:

March 31, 2009	As previously reported	Adjustments	As amended
Property, plant and equipment	$324,035	$(8,580)	$315,455
Accrued liabilities	52,135	(7,134)	45,001
Long term accrued liabilities	–	7,134	7,134
Derivative financial instruments	50,562	(7,514)	43,048
Future income taxes	30,220	(898)	29,322
Deficit	(157,811)	(168)	(157,979)

The impact of the above corrections under Canadian GAAP on the Consolidated Statements of Cash Flows for the years ended March 31, 2009 and March 31, 2008 are as follows:

For the year ended March 31, 2009	As previously reported	Adjustments	As amended
Net loss for the year	$(139,515)	$1,638	$(137,877)
Depreciation	36,827	(600)	36,227
Unrealized gain on derivative financial instruments measured at fair value	(27,752)	(7,514)	(35,266)
Future income taxes	9,177	(124)	9,053
Cash flow from operating activities	157,785	(6,600)	151,185
Purchase of property, plant and equipment	(91,037)	6,600	(84,437)
Cash flow from investing activities	(85,315)	6,600	(78,715)

For the year ended March 31, 2008	As previously reported	Adjustments	As amended
Net income for the year	$39,784	$(1,806)	$37,978
Depreciation	35,709	(120)	35,589
Future income taxes	17,299	(774)	16,525
Cash flow from operating activities	97,497	(2,700)	94,797
Purchase of property, plant and equipment	(55,505)	2,700	(52,805)
Cash flow from investing activities	(48,632)	2,700	(45,932)

j) Financial instruments – recognition and measurement

Effective April 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, and Handbook Section 3865, “Hedges”.

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  51

On April 1, 2007, the Company made the following transitional adjustments to the consolidated balance sheet to adopt the new standards:

Increase (decrease)
Deferred financing costs	$(11,356)
Intangible assets	1,622
Long term future income tax assets	3,293
Senior notes	(12,634)
Derivative financial instruments	9,720
Long term future income tax liabilities	18
Opening deficit	3,545

The adoption of these standards resulted in the following adjustments as of April 1, 2007 in accordance with the transition provisions:

•

Deferred financing costs related to the issue of the senior notes that were previously presented as a separate asset on the consolidated balance sheet are now included in the carrying value of the senior notes and are being amortized using the effective interest method over the remaining term of the debt. Prior to April 1, 2007, these deferred financing costs were amortized on a straight-line basis over the term of the debt. As a result of the change in method of accounting, financing costs were re-measured on April 1, 2007 using the effective interest method. This re-measurement resulted in a $9,734 decrease in deferred financing costs, a decrease of $9,815 in senior notes, a decrease of $63 in opening deficit and an increase of $18 in the future income tax liability;

•

Transaction costs incurred in connection with the Company’s Revolving Facility of $1,622 were reclassified from deferred financing costs to intangible assets on April 1, 2007 and these costs continue to be amortized on a straight-line basis over the term of the facility.

•

The Company determined that the issuer’s early prepayment option included in the senior notes should be bifurcated from the host contract, along with a contingent embedded derivative in the senior notes that provide for accelerated redemption by the holders in certain instances. These embedded derivatives were measured at fair value at the inception of the senior notes and the residual amount of the proceeds was allocated to the debt. Changes in fair value of the embedded derivatives are recognized in net income and the carrying amount of the senior notes is accreted to par value over the term of the notes using the effective interest method and is recognized as interest expense. At transition on April 1, 2007, the Company recorded the fair value of $8,519 related to these embedded derivatives and a corresponding decrease in opening deficit of $7,305, net of future income taxes of $1,214. The impact of the bifurcation of these embedded derivatives at issuance of the senior notes resulted in an increase of senior notes of $5,700 and an increase in opening deficit of $3,963, net of income taxes of $1,737 after applying the effective interest method to the premium resulting from the bifurcation of these embedded derivatives to April 1, 2007; and

•

The Company determined that price escalation features in certain revenue and maintenance service contracts contain embedded derivatives that are not closely related to the host contracts. The embedded derivatives have been measured at fair value and included in derivative financial instruments on the consolidated balance sheet, with changes in the fair value recognized in net income. The Company recorded the fair value of $9,720 related to these embedded derivatives on April 1, 2007, with a corresponding increase in opening deficit of $6,950, net of future income taxes of $2,770.

k) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through management of its capital structure and financial leverage, as outlined in note 34(l). It also manages liquidity risk by continuously monitoring actual and projected cash flows to ensure that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company believes that forecasted cash flows from operating activities, along with amounts available under the Revolving Facility, will provide sufficient cash requirements to cover the Company’s forecasted normal operating and budgeted capital expenditures.

The Company’s Revolving Facility contains covenants that restrict its activities, including, but not limited to, incurring additional debt, transferring or selling assets and making investments including acquisitions. Under the revolving credit agreement, Consolidated Capital Expenditures, as defined in the revolving credit agreement, during any applicable period cannot exceed 120% of the amount in the capital expenditure plan. In addition, the Company is required to satisfy certain financial covenants, including a minimum interest coverage ratio and a maximum senior leverage ratio, both of which are calculated using Consolidated EBITDA, as defined in the revolving credit agreement, as well as a minimum current ratio.

At March 31, 2010, the Company was in compliance with its senior leverage, its interest coverage, and working capital covenants.

52  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

The following are the undiscounted contractual cash flows of financial liabilities and other contractual cash flows measured at period end exchange rates:

Fiscal year
	Carrying Amount	Contractual Cash Flows	2011	2012	2013	2014	2015 and Thereafter
Accounts payable and accrued liabilities	$100,979	$100,979	$100,979	$–	$–	$–	$–

Long term accrued liabilities	14,943	14,943	–	7,537	3,989	783	$2,634

Capital lease obligations (including interest)	13,393	14,561	5,734	5,209	2,987	462	169

Long term debt	28,446	31,242	7,637	23,605	–	–	–

Senior notes (i)	201,614	203,120	203,120	–	–	–	–

Interest on senior notes (i)	6,099	7,405	7,405	–	–	–	–

Cross-currency and interest rate swaps (ii)	89,013	92,519	92,519	–	–	–	–

(i)	Based on the early redemption option exercised by the Company, the senior notes were redeemed subsequent to year end (note 33).
(ii)	At March 31, 2010, the cross-currency and interest rate swaps remained contractually payable until December 1, 2011; however, these were subsequently extinguished on April 8, 2010 (note 33).

l) Capital disclosures

The Company’s objectives in managing capital are to help ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders. The Company defines capital that it manages as the aggregate of its shareholders’ equity, which is comprised of issued capital, additional paid-in capital, accumulated other comprehensive income (loss). The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long term debt, issue shares, repurchase shares through a normal course issuer bid, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets.

The Company monitors debt leverage ratios as part of the management of liquidity and shareholders’ return and to sustain future development of the business. The Company is also subject to externally imposed capital requirements under its Revolving Facility and indenture agreement governing the U.S. Dollar denominated 8 3/4% senior notes, which contains certain restrictive covenants including, but not limited to, incurring additional debt, transferring or selling assets, making investments including acquisitions or to pay dividends or redeem shares of capital stock. The Company’s overall strategy with respect to capital risk management remains unchanged from the year ended March 31, 2009.

In September 2009, the Company filed a base shelf prospectus covering the public offering of common shares in each of the provinces and territories of Canada and a related registration statement with the United States Securities and Exchange Commission. These filings allow the Company to offer and issue common shares to the public by way of one or more prospectus supplements at any time during the 25 month period following the filing of the prospectus with gross proceeds to the Company not to exceed $150.0 million. The prospectus also allows certain shareholders of the Company to offer all or part of their common shares to the public by way of one or more prospectus supplements.

m) Recently adopted Canadian accounting pronouncements

i) Goodwill and intangible assets

Effective April 1, 2009, the Company adopted, on a retrospective basis, CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs” and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Accounting Standard IAS 38, “Intangible Assets”. The adoption of this standard resulted in the reclassification of certain qualifying assets related to software from property, plant and equipment to intangible assets for all periods presented.

ii) Business combinations

On July 1, 2009, the Company early adopted CICA Handbook Section 1582, “Business Combinations”, effective April 1, 2009. This section establishes standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred, that restructuring charges will be expensed in periods after the acquisition date and that non-controlling interests should be measured at fair value at the date of acquisition. This standard is to be applied prospectively to business combinations with acquisition dates on or after April 1, 2009. This new standard was applied to the acquisition of DF Investments Limited and its subsidiary Drillco Foundation Co. Ltd. (note 5(a)).

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  53

iii) Consolidated financial statements

On July 1, 2009, the Company early adopted CICA Handbook Section 1601, “Consolidated Financial Statements”, effective April 1, 2009. The new standard replaces Section 1600, “Consolidated Financial Statements”. This Section carries forward existing Canadian guidance for preparing consolidated financial statements other than guidance for non-controlling interests. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

iv) Non-controlling interests

On July 1, 2009, the Company early adopted CICA Handbook Section 1602, “Non-Controlling Interests”, effective April 1, 2009. The new standard establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

v) Equity

In August 2009, the CICA amended presentation requirements of Handbook Section 3251, “Equity”, as a result of issuing Section 1602, “Non-Controlling Interests”. The amendments apply only to entities that have adopted Section 1602. The Company early adopted this standard effective April 1, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

vi) Financial instruments – recognition and measurement

Effective July 1, 2009, the Company adopted CICA amendments to Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, which add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. These amendments apply to reclassifications made on or after July 1, 2009. The adoption of these amendments did not have a material impact on the Company’s consolidated financial statements.

vii) Financial instruments – disclosure

In June 2009, the CICA amended Handbook Section 3862, “Financial Instruments – Disclosures”, to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements. The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009. The adoption of these amendments did not have a material impact on the Company’s consolidated financial statements.

n) Recent Canadian accounting pronouncements not yet adopted

i) Accounting changes

In June 2009, the CICA amended Handbook Section 1506, “Accounting Changes”, to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The amendment applies to interim and annual financial statements relating to fiscal years beginning on or after July 1, 2009. The Company is currently evaluating the impact of the amendments to the standard.

ii) Financial instruments – recognition and measurement

In June 2009, the CICA amended Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments apply to interim and annual financial statements relating to fiscal years beginning on or after May 1, 2009 for the amendments relating to the effective interest method and on or after January 1, 2011 for the amendments relating to embedded prepayment options. The Company is currently evaluating the impact of the amendments to the standard.

iii) Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Handbook Section 1625, “Comprehensive Revaluation of Assets and Liabilities”, as a result of issuing Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year, provided that Section 1582 is also adopted. The Company is currently evaluating the impact of the amendments to the standard.

iv) Multiple deliverable arrangements

In December 2009, the CICA issued Emerging Issues Committee (EIC) 175, “Multiple deliverable arrangements”. This abstract addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. It also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. For the Company, this abstract is effective on a prospective basis to all revenue arrangements with multiple deliverables entered into or materially modified in the fiscal period beginning April 1, 2011. The Company is currently evaluating the impact of this abstract on the Company’s consolidated financial statements.

54  Notes to Consolidated Financial Statements  North American Energy Partners Inc.